UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-FR
Amendment No. 2

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

SEC FILE No. 000-52509

Pediment Exploration Ltd.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 23,609,052

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

Page 1 of **145**
Index to Exhibits on Page 98

PEDIMENT EXPLORATION LTD.

FORM 20-FR REGISTRATION STATEMENT
AMENDMENT NO. 2

TABLE OF CONTENTS

INTRODUCTION

Pediment Exploration Ltd. is organized under the laws of British Columbia, Canada. In this Registration Statement, the "Company", "Pediment", "we", "our" and "us" refer to Pediment Exploration Ltd. and its subsidiary (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6. Our telephone number is 604-682-4418.

We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF PEDIMENT EXPLORAION LTD.

Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects (exploration and exploitation concessions) in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur. The Company has commitments for exploration expenditures during Calendar 2007 of about $770,000. Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to these interest. Currently, the Company has ten employees, including the Senior Management.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5,399,998 common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

Concurrent with the acquisition of Pitalla, the Company completed a 4,400,000 unit private placement of common shares and warrants, raising gross proceeds of $1.98 million. Also, $409,500 of convertible debentures were converted into 1,365,000 units of common shares and warrants; and 350,000 common shares were issued for $157,500 in debt obligations.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-FR contains forward-looking statements. Forward-looking statements may be identified by the use of words like "plans", "expects", "aims", "believes", "projects", "anticipates", "intends", "estimates", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in Mexico, which factors are set forth in more detail in the sections entitled "Risk Factors" in Item #3D, "Business Overview" in ITEM #4B, and "Operating and Financial Review and Prospects" at ITEM #5.

GLOSSARY

Adit: A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones: portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite: A dark-colored, fine-grained volcanic rock.

Anomalies: deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values: results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean: rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous: Rocks with a high sand component in their make up.

Au: Gold

Base metal: any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors: portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample: A sample taken continuously over a specified distance.

Chromium: A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut: a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade: the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit: A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase: A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes: a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated: A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive: a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke: An igneous mass injected into a fissure in rock.

Electromagnetic: of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic: Sediments consisting of weathered products of older rock.

Feasibility study: a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Felsic: an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float: Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic: meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry: The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling: a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geophysical: relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au: A gold metallic element that is ductile and very malleable. This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan: Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade: the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample: Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid: a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey: a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall: the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach: a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution. The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare: A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic: Composed of fragments of several different rock types.

Host rock: a volume of rock within which the ore body occurs.

Hydrogeological studies: studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions: heated water, with or without demonstrable association with igneous processes.

In-situ-resource: a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization): a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey: systematic completion of IP on a grid over the area of interest.

Intrusive: Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

Komatiite: A volcanic rock with s distinctive texture.

Lead or Pb: A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone: A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament: a linear feature in the earth's crust generally coincident with a geological fault.

Lithogeochemical: relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact: a boundary between two different rock types.

Lode - a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic: an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic: A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Metamorphosed: a term used to describe a rock mass which has been subjected to metamorphism. Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism: A natural process of heat and compression that changes rocks.

Metagabbro: A gabbro that has been metamorphosed.

Metapyroxenite: A pyroxenite that has been metamorphosed.

Metasediments: sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization: the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit. Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material: a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return: A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni: A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR: Net smelter return.

Ore: rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body: a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop: Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden: barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd: A silver-white metallic chemical element. The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic: that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin: a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining: the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt: A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack. The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

Plutonic rocks: a rock formed at considerable depth below the earth's surface by crystallization of magma.

PGM: Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

ppb: Parts per billion.

ppm: Parts per million.

Proterozoic: Rocks formed between 1 and 2.2 billion years ago; the second oldest geological period after Archaean.

Pyrite: A gold colored rock composed of iron and sulphur.

Pyroclastic: Material ejected into the air from a volcanic vent.

Pyroxenite: A dark rock composed of the mineral pyroxene.

Quartz or qtz: A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

Raking: angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve: that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling: a type of rotary drilling that uses a double-walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes: a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite: Rock that has weathered to clay, but is in place and has not been moved by erosion or other forces.

Schist: a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree: Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments: Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary: formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing: the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones: linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag: A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock: An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

Stockwork of quartz veins: a crosscutting network of fractures filled with quartz.

Strata: A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy: the arrangement of rock strata, especially as to geographic position and chronologic order of sequence.

Strike: geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio: ratio of waste to ore.

Sulphides: A rock whose dominant component is the element sulphur.

Supracrustal rocks: rocks that overlie the basement. Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth's crust.

Tectonized: a rock mass that has been severally modified by folding and/or faulting.

Tertiary: that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

Ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

Tuff: A rock formed by volcanic fragments generally less than 4 mm.

Vein: sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency): a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VHMS (volcanogenic massive sulphide) deposits: deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic: pertaining to the activities, structures or rock types of a volcano.

Winze: a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn: A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists the Directors of the Company.

Table No. 1
Directors
April 30, 2007

Name	Age	Date First Elected or Appointed
Bradley T. Aelicks (1)(2)	46	July 1987
André D. Audet (1)(3)	45	February 2005
Ewan S. Downie (4)	40	February 2005
Gary Freeman (1)(2)	49	March 2005
Michael Halvorson (5)	62	March 2006
Melvin Herdrick (6)	65	November 2005
Christopher Theodoropoulos (7)	52	March 2007

(1) Member of Audit Committee.
(2) Resident/Citizen of British Columbia, Canada
     Business Address: c/o B&D Capital Partners
                         409 Granville Street, #951
                         Vancouver, British Columbia, Canada V6C 1T2
(3) Resident/Citizen of Ontario, Canada
     Business Address: c/o Everton Resources Inc.
                         290 Picton Street, #201
                         Vancouver, BC K1Z 8P8
(4) Resident/Citizen of Ontario, Canada
     Business Address: c/o Wolfden Resources Inc.
                         309 South Court Street
                         Thunder Bay, Ontario P7B 2Y1
(5) Resident/Citizen of Alberta, Canada.
     Business Address: c/o Halcorp Canada Ltd.
                         7928 Rowland Road
                         Edmonton, Alberta, Canada T8A 3W1
(6) Resident of Mexico/Citizen of United States
     Business Address: Compania Minera Pitalla S.A. de C.V.
                         Boulevard Progresso y Solidaridad 628, Local 12
                         Hermosillo, Senora, Mexico, C.P 83117
(7) Resident/Citizen of British Columbia, Canada
        Business Address: c/o Africo Resources Ltd.
                         Suite 1108 – 1030 West Georgia Street
                         Vancouver, British Columbia, Canada, V6E 2Y3

1.A.2. Senior Management

Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management
April 30, 2007

Name	Position	Age	Date of First Appointment
Gary Freeman (1)	President/CEO	49	July 2005
Melvin Herdrick (2)	VP Exploration	65	September 2005
Dayna Cauette (1)	Corporate Secretary	24	April 2007
John Seaman (3)	Chief Financial Officer	40	April 2007

(1) Business addresses: c/o Pediment Exploration Ltd.
      905 West Pender Street, #300
      Vancouver, British Columbia, Canada V6C 1L6
(2) Business Address: c/o Compania Minera Pitalla S.A. de C.V.
      Boulevard Progresso y Solidaridad 628, Local 12
      Hermosillo, Senora, Mexico, C.P 83117
(3) Business Address: 391 Oliver Road
      Thunder Bay, Ontario, Canada P7B 2G2

Gary Freeman's business functions, as President/Chief Executive Officer, include supervision of the Company's corporate affairs, responsibility for acquisitions, strategic planning, business development, promotional activities and reporting to the Board of Directors.

Melvin Herdrick's business functions, as VP Exploration, include responsibility for evaluation and acquisition of the Company's mineral properties; planning and implementation of all exploration programs, including drilling; recruitment of technical contractors and personnel.

Dayna Caouette's business functions, as Corporate Secretary, include assisting the President/COO and Chief Executive Officer and insuring the maintenance of corporate records and recording minutes of meetings. Ms. Caouette is a full time employee of the Company.

John Seaman's business functions, as Chief Financial Officer, include financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders; and coordination of expenses/taxes activities of the Company.

1.B. Advisors

The Company's transfer agent and registrar for its common shares are:
  Pacific Corporate Trust Company
  625 Howe Street, 10th Floor
  Vancouver, British Columbia, Canada V6C 3B8

The Company's legal advisors are:
  Getz Prince Wells LLP
  111 West Georgia Street, #1810
  Vancouver, British Columbia, Canada V6E 4M3

1.C. Auditors
The Company's auditors are:
  Smythe Ratcliffe LLP, Chartered Accountants
  355 Burrard Street Seventh Floor
  Vancouver, British Columbia, Canada V6C 2G8.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
                --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2006/2005 ended September 30th was derived from the financial statements of the Company that have been audited by Smythe Ratcliffe LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 2004 September 30th was derived from the financial statements of the Company that have been audited by G. Ross MacDonald, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 2003/2002 was derived from audited financial statements of the Company, not included herein.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements are the responsibility of the Company's management. The auditor's responsibility is to express an opinion on the financial statements based on their audit.

The auditor's conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor's report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data as at and for the six-month periods ended 3/31/2007 and 3/31/2006 have been derived from the un-audited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the financial statements.

All per-share figures and number of shares are adjusted for the one-for-fifteen stock consolidation effective 9/21/2004.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Unaudited Six Months Ended		Audited				
	3/31/2007	3/31/2006	Year Ended 9/30/2006	Year Ended 9/30/2005	Year Ended 9/30/2004	Year Ended 9/30/2003	Year Ended 9/30/2002
Canadian GAAP							
Sales Revenue	$0	$0	$0	$0	$0	$0	$0
Operating Loss	($866)	($397)	($1641)	($1164)	($112)	($278)	($826)
Loss for the Period	($866)	($397)	($1587)	($1135)	$8	($284)	($876)
Basic (Loss) per Share	($0.04)	($0.02)	($0.08)	($0.27)	$0.00	($0.01)	($0.02)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	23866	22757	20382	4101	3150	3150	2568
Period-end Shares O/S (000)	28047		23609	16300	3150	3150	3150
Working Capital	$6124		$4663	$308	($401)	($414)	($318)
Mineral Interests	$1979		1029	411	0	0	0
Long-Term Debt	$0		0	0	0	0	0
Capital Stock	$31622		28585	23858	20825	20825	20825
Shareholders' Equity	$8140		5724	719	(388)	(396)	(112)
Total Assets	$8261		5844	898	17	35	233
US GAAP							
Net Loss	($1807)	($585)	($2206)	($1546)	$8		
Net Loss Per Share	($0.08)	($0.03)	($0.11)	($0.38)	$0.00		
Mineral Interest	$0		$0	$0			
Shareholders' Equity	$6161		$4695	$308			
Total Assets	$6281		$4815	$488			

(1) Cumulative Net Loss since incorporation to 3/31/2007 under US GAAP was ($26,792,580).
(2) Under SEC interpretation of US GAAP, costs related to exploration-stage properties are expensed in the period incurred.
(3) Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended September 30th, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months and the six months ended 3/31/2007 and 3/31/2006 are also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2007		1.11	1.07	1.07
April 2007		1.16	1.11	1.11
March 2007		1.19	1.15	1.15
February 2007		1.19	1.16	1.17
January 2007		1.18	1.16	1.18
December 2006		1.16	1.14	1.16
Six Months Ended 3/31/2007	1.15	1.19	1.12	1.15
Six Months Ended 3/31/2006	1.20	1.20	1.13	1.17
Fiscal Year Ended 9/30/2006	1.14	1.20	1.11	1.12
Fiscal Year Ended 9/30/2005	1.22	1.27	1.16	1.16
Fiscal Year Ended 9/30/2004	1.32	1.40	1.26	1.26
Fiscal Year Ended 9/30/2003	1.42	1.59	1.35	1.35
Fiscal Year Ended 9/30/2002	1.57	1.61	1.51	1.59

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2006. Since then to 5/31/2007, the Company has issued 330,000 common shares related to the exercise of warrants, raising $29,120. At 5/31/2007, the Company had no long-term debt.


Table No. 5
Capitalization and Indebtedness
April 30, 2007


Stockholders' equity:	
Common Shares, no par value;	
Unlimited Number of common shares authorized	
29,148,468 common shares issued and outstanding	$31,622,167
Contributed Surplus	1,330.966
Share Subscriptions Receivable	0
Retained Earnings (deficit)	($24,813,345)
Net Shareholders' Equity	$8,139,788
TOTAL CAPITALIZATION	$8,139,788
Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$nil

4/30/2007

Common Shares Issued and Outstanding: 29,148,468
Warrants Outstanding: 817,501
Stock Options Outstanding: 2,737,500
Guaranteed Debt: $nil
Secured Debt: $nil
Leased premises: The Company rents office space on a month-to-month basis with no annual commitment.

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business. This Registration Statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

Corporate Risks

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement. Such differences may cause investors legal difficulties.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of the British Columbia, Canada. A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act which results in shareholders having less complete and timely data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company ("PFIC") designation could lead to an adverse tax situation for U.S. investors

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them. For example, a U.S investor might be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares. Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions. For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares. If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621. Refer to ITEM #10.E.

Risks Related to The Company's Mining Operations

<u>Operating hazards and risks associated with the mining industry could result in a significantly negative effect on the Company</u>
Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company's operations in Mexico will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

<u>The Company has no proven reserves on the properties in which it has an interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties</u>
The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest (all in Mexico) are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found may be sold or disposed of causing the Company to write-down or write-off each respective property, thus sustaining a loss.

<u>Corporate profitability may be negatively affected by volatile and uncontrollable mineral prices</u>
The mining industry is intensely competitive and even if commercial quantities of precious metals or base metals are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist, the Company could have to cease operations.

<u>Exploration failure could have significant negative effect on the Company</u>
The expenditures to be made by the Company in the exploration of its gold/silver/copper metals properties located in Mexico, as described herein, may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

<u>The expense of meeting environmental regulations could cause a significantly negative effect on the Company</u>
The current and anticipated future operations of the Company, including further exploration activities require permits from various Mexican national/regional/ local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits that the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has created no reserve for exposure to environmental liabilities. Further, the Company is unable to predict the ultimate cost of compliance or the extent of liability risks. Refer to ITEM #4.B., "Mexican Mining Laws".

The Company does not anticipate expending any significant funds in Fiscal 2006 to comply with environmental regulations and does not expect a significant environmental liability at fiscal yearend.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

<u>The government extensively regulates the Company's mining operations, which imposes significant costs on the Company, and future regulations could increase those costs or limit its ability to produce gold/silver/copper</u>
The Company is subject to extensive federal, state and local regulations in Mexico with respect to matters such as:
a. employee health and safety;
b. permitting and licensing requirements;
c. air quality standards;
d. water quality standards;
e. plant and wildlife protection;
f. reclamation and restoration of mining properties after mining is completed;
g. discharge of materials into the environment;
h. surface subsidence from underground mining; and
i. the effects of mining on groundwater quality and availability.

Numerous governmental permits and approvals are required for mining operations. The Company is required to prepare and present to national, regional, or local authorities data pertaining to the effect or impact that any proposed exploration for or production of gold may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation, regulations and orders may be adopted that may materially adversely affect the Company's mining operations and its cost structure. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment, that would further regulate and tax the mining industry may also require the Company or its customers to change operations significantly or incur increased costs.

<u>Third parties may dispute the Company's rights to its mining and other interests, negatively affecting the Company's ability to exploit its properties</u> While the Company has conducted preliminary title investigations with respect to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

Potential project sites in Mexico may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Registrant's financial performance.

Risks Relating to Financial Condition

<u>Going concern assumption used by management highlights doubts on the Company's ability to successfully continue</u>
The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

<u>The Company's history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems</u>
The Company has a history of losses: ($1,587,282), ($1,135,237), and $7,782 in Fiscal Years 2006/2005/2004. Despite recent capital infusions, the Company will require significant additional funding to meet its long-term business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

<u>The Company's need for additional financing to finish property exploration could lead to the Company's inability to finish proposed property exploitation and/or loss of properties</u>
The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to undertake its planned operations and exploration projects at least through Fiscal 2007. Additional financing may be required to continue exploration and to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the lease of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

<u>The Company competes with other exploration companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company</u>
Nevertheless, the market for the Company's potential future production of gold/silver/copper tends to be commodity-oriented rather than company-oriented. If it successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

Risks Relating to Management and Specific Operations

<u>The Company's Articles of Incorporation contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them, which might negatively impact shareholders ability to recover costs</u>
The Company's Articles of Incorporation contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company's director or officer may sustain or incur in the execution of their duties. The Company's Articles of Incorporation further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of litigation against the Company's officers and directors and may discourage or deter its shareholders from suing the Company's officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

<u>Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing</u>
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO, Gary Freeman; its VP Exploration, Melvin Herdrick; and its Corporate Secretary, Stewart Lockwood. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance.

<u>Management and Directors are associated with other mining companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing</u>
Certain of the Directors and Senior Management of the Company (specifically, Andre Audet, Ewan S. Downie, Gary Freeman, Bradley T. Aelicks, John Seaman, and Chris Theodoropoulos.) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in mining; refer to ITEM 6.A. for resumes. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

MEXICO RISKS

<u>The properties in which the Company has interests in Mexico are subject to changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico.</u>
The Company's property interests are located in Mexico. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. Reference is made to "Item 4B. Business Overview, Mexican Mining Laws".

<u>Political events in Mexico could affect Mexican economic policy and adversely affect us.</u>
The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general, as well as on market conditions and prices and returns on companies doing business in Mexico.

Mexican political events may also significantly affect our operations. In the Mexican national elections held on during 2006, Felipe Calderon, the leader of the centrist National Action Party, narrowly won the presidency. The election has been finalized and approved by the appropriate election regulatory authorities. However, the primary challenger, Andres Manuel Lopez Obrador, leader of the leftist Democratic Revolution Party, has continued to protest and civil unrest persists.

These events and the tight election may intensify legislative gridlock in the Mexican Congress and led to a slowdown in the progress of political reforms in Mexico. There could be significant changes in laws, public policies and/or regulations that could adversely affect Mexico's political and economic situation, which could adversely affect our business. Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect the Company and its ability to obtain financing. It is also possible that political uncertainty may adversely affect Mexican financial markets.

<u>Mexican foreign investment and income tax laws apply to the Company.</u>
Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Company's Mexican projects; an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The 2005 corporate tax rate in Mexico is 32%.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results.

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures that may adversely affect the Company's financial position and results. As the Company maintains its accounts in Canadian dollars, any appreciation in Mexican currency against the Canadian dollar will increase our costs of carrying out operations in Mexico. The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

Regulation of mining operations in Mexico is very extensive.

Regulatory requirements to which the Company is subject to in Mexico include certain permits that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions. The Company believes that it is currently in full compliance with existing permit conditions. Although its permits have been renewed by governmental and regulatory authorities in the past, there is a risk that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted, or that existing permits will not be revoked. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend operations.

Risks Relating to the Company's Common Stock

Principal stockholders, officers and directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the "public" investors effecting corporate changes, and could adversely affect the Company's stock prices

The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately 19% of the shares of the Company, on a diluted basis, and have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

Employee/Director/Consultant stock options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. In addition, some key employees may hold warrants to purchase shares of the Company. To the extent that significant numbers of such options may be granted and warrants or options exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value. Refer to Table No. 10 and Table No. 11.

<u>The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. The salient risk is that investors will realize a return on their investment only if the Company's stock price appreciates, it at all.</u> The Company's Board of Directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all , thereby reducing potential cash flow to its shareholders.

<u>Low stock market prices and volume volatility for the Company's common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value</u>
The market for the common shares of the Company on the Canadian, U.S. and European stock exchanges, or trading systems as applicable, may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the potential development of production from such properties and may adversely affect the Company's ability to raise capital to explore existing or new mineral properties. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<u>Broker-Dealers may be discouraged from effecting transactions in the Company's common shares because they are penny stocks and are subject to the penny stock rules</u>.
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The Company's shares are quoted on the TSX Venture Exchange, and the price of the Company's common shares ranged from CDN$0.38 (low) to CDN$1.18 (high) during the period from 1/1/2006 to 12/31/2006, trading at CDN$0.63 on 12/31/2006; the closing price of the Company's shares traded at CDN$0.54 on 1/31/2007. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company's shares, which could severely limit the market liquidity of the shares and impede the sale of the Company's shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 4.   INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

The Company's mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Company's executive office is located at:
  905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6.
  Telephone: 604-682-4418
  Facsimile: 604-683-8557
  E-mail: investor@pedimentexploration.com
  website: www.pedimentexploration.com

The Company's registered office is located at:
  Vector Corporate Finance Lawyers
  999 West Hastings Street, #1040
  Vancouver, British Columbia, Canada V6C 2W2
  Telephone: 604-683-1102
  Facsmile: 604-683-2643

The contact person is: James Grinnell, Consultant.

The Company's fiscal year-end is September 30th.

The Company's common shares trade on the TSX Venture Exchange in Canada, under the symbol "PEZ".

The Company has an unlimited number of common shares without par value authorized. At 9/30/2006, the end of the Company's most recent fiscal period, there were 23,609,052 common shares issued/outstanding; at 1/31/2007, there were 23,939,052 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated pursuant to the laws of the Province of British Columbia on 12/23/1983 under the name "Magna Ventures Ltd.". On 8/9/1990, the Company's name was changed to "Consolidated Magna Ventures Ltd.". On 1/10/2002, the Company's name was changed to "Skinny Technologies Inc.". Effective 1/5/2005, the Company agreed to the sale of it's subsidiary, PODbook.com Ltd. to Daniel C. Walters, a former President of the Company. Effective 9/10/2005, the Company changed its name to Pediment Exploration Ltd.

Stock Consolidation

The Company effected a 1:15 stock consolidation on 9/21/2004. All references to the number of shares and per share numbers have been reflected on a post-consolidation basis unless otherwise indicated.

Historical Corporate Development

A deal was signed on 10/5/2000 by the Company to acquire a 100% interest in the issued and outstanding shares of PODbook.com Ltd. ("PODbook") in exchange for 400,000 shares (post-consolidation) of the Company and a finder's fee of 26,6667 (post-consolidation). The Company retained Wolverton Securities Ltd. as sponsor for the Change of Business. Shareholders' approval for the Podbook acquisition was obtained at the Company's Annual General Meeting on 2/19/2001. Through the period ending 6/30/2001 the Company focused on the process of regulatory approval for the acquisition of PODbook and the related Change Of Business. On 7/30/2001 the Company was granted final approval by the TSX Venture Exchange for the acquisition of PODbook. All share issued were governed by a six-year time-release and gross revenue escrow provision. The revenue earn-out provision requires the Company to generate $0.60 in gross revenue for every one share to be released from escrow. As a consequence of the acquisition of PODbook, the Company was no longer considered a mining company by the TSX Venture Exchange and was reclassified as a technology company under the category of Communications and Media, Publishing and Printing. In November 2001, following the acquisition, Daniel C. Walters, the principal co-founder and Chief Technology Officer of PODbook was appointed to the position of President/CEO of the Company.

There was no activity on any of the Company's remaining mineral projects during the years after the acquisition of PODbook and the carrying costs for all the mineral projects held at that time were written down to zero.

The Company's business in PODbook related to developing Internet-based print-related services and software and was not successful. Although the products developed by the Company did provide the compression of file size and other attributes as disclosed, management was unable to secure significant contracts generating material revenues. In addition, competitive products had been developed which provided similar benefits to the marketplace. Some of these competitors were much larger than the Company and had significantly greater resources and skills to further promote the success of their products. In January 2005, the Company returned PODbook to the Daniel Walters (then a former officer/Director) in consideration for his agreement to cancel his 180,000 escrowed shares in the Company. See "Escrowed, Pooled or Restricted Securities of the Company" herein.

The Exchange transferred the Company's listing to its NEX trading system on 12/12/2003 for not maintained the requirements for a TSX Venture Tier 2 company.

Management refocused on alternative business opportunities, including the possibility of a return to mineral resource exploration, to increase shareholder value with the result that the Share Purchase Agreement in relation to the acquisition of Pitalla was executed on 7/29/2004. The acquisition of Pitalla was consummated on 9/29/2005.

Plan Of Operations

<u>Source of Funds for Fiscal 2007 Ending 9/30/2007</u>
The Company's primary source of funds since incorporation has been through the issuance of equity and borrowing. Currently the Company does not have operating revenues, and the Company anticipates generating no revenue during Fiscal 2007. As of 9/30/2006, the Company had working capital of $4.6 million.

<u>Use of Funds for Fiscal 2007 Ending 9/30/2007</u>
During Fiscal 2007, the Company estimates that it might expend approximately $800,000 on general/administrative and investor relations expenses. During Fiscal 2007, the Company estimates that it might expend about $1,000,000 on property acquisition and property exploration expenses.

<u>Anticipated Changes to Facilities/Employees</u>
The Company has no current plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B. BUSINESS OVERVIEW

Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests: if more than one million ounces of gold or gold equivalent are discovered on three or fewer Pitalla projects, with at least 500,000 ounces on a single project.

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.


PEDIMENT EXPLORATION LTD.
PROJECT LOCATIONS and SIGNIFICANT DEPOSITS
Sonora State, Mexico
Mine
PEDIMENT EXPLORATION LTD. PROPERTY
Mesquite
Tijuana
Mexicali
UNITED STATES OF AMERICA
ARIZONA
MEL PROPERTY
La Herradura(Au)
Nogales
DANIEL PROPERTY
Cananea(Cu/Au)
CABORCA PROPERTY
EL VALLE PROPERTY
TEXSON PROPERTY
Sonora St.
Chihuahua St
Cochis
Hermasillo
Guaymas

Corporate Strategy

In management's opinion, although Mexico has significant mineralizaion, it was largely ignored by international mining companies until the 1990's due to restrictions on foreign ownership. Mexico updated its mining codes in the early and mid-1990's, eventually allowing for 100% ownership of mineral concessions by foreign companies. This led to a massive staking rush and growth in exploration expenditures. Though this exploration was successful in finding a number of new mines the "blanket staking" shut out many potential investors who were not in on the early rush. This changed in the late 1990's and early this decade as low commodity prices led major producers to scale back exploration everywhere and relinquish all but the most advanced projects. This created opportunities for companies that had been accumulating regional information, applying criteria from the most current geological models and generating new target areas.

Past exploration efforts in Mexico centered on sampling small past mineral producers during times of elevated commodity prices. Exploration of new areas of interest was limited without the use of modern geophysical and geochemical methods. The Company considers the current situation in northwest Mexico to be similar to the now famous and prolific Carlin trend in Nevada some thirty years ago. Nevada's major gold trends were overlooked due to limited surface rock exposure. Application of modern exploration techniques in Nevada and testing of subsurface "blind" targets helped change Nevada from an area of minor gold production to the home of a number of the world's richest and most profitable gold mines. The Company has focused on acquiring projects in areas containing known mineralization, with nearby pediment covered areas overlying geology and structures that are permissive to hosting large gold, silver or copper deposits.

The discovery of a gold deposit within the Mega Shear trend of Northern Sonora has confirmed the presence of Carlin Style gold deposits in the belt. The Company has acquired 100% of four projects within the Mega Shear belt with historic results that provide evidence for the presence of larger mineral systems.

The Company also has projects in other parts of the Sonora area focusing on copper, gold and silver. There is evidence that this ground may also cover porphyry type targets as well as additional conventional targets. The company plans to work identifying and testing drill targets with deposit making potential.

The Company is applying the latest techniques to seek blind deposits and extend known mineralization to depth and laterally under pediment cover in promising areas that have seen no modern exploration. The Company's concessions are generating drill targets in areas that have never been explored below surface. The corporate goal is to have multiple projects advancing with new targets constantly in the pipeline to ensure Pediment's investors always have a multiple chances for success.

The Company's exploration programs are conducted under the direction of expert geologist Melvin Hendrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company's Mexican properties. Refer to Exhibit No. 15 for a copy of his consent.

<u>Mexican Mining Law</u>
Only Mexican Nationals or Mexican incorporated companies may hold concessions, although there are no restrictions on foreign ownership of such companies. Concessions are acquired by locating and erecting a principal monument and having the concession located by an official surveyor. All concessions must be registered with the Public Registry of Mining. There are two types of Concessions, Exploration and Exploitation. An Exploration Concession remains valid for up to six years so long as work is performed on the ground, assessment reports are filed in May and the taxes, based on the area and age of the concession, are paid in advance in January and July of each year. Properties less than 1,000 hectares in size do not require annual work commitments. At any time, the Exploration Concession may be converted to an Exploitation Concession that is valid for 50 years and can be renewed. Taxes are higher on an Exploitation Concession. The surface rights are owned either by private persons or ejidos, the local village. Compensation on a yearly basis is usually required to carry out any extensive work programs and the landholders must also be compensated should the land be required for development.

The environmental standards for an exploration including a drill program are addressed in NORMA Oficial Mexicana law, NOM-120-ECOL-1997 as Modificada el 26 de Novembre 2003. This law established specifications of environmental protection in mineral exploration programs that must be complied with in Mexico. Pediment meets or exceeds the requirements stated by this environmental protection law.

<u>Exploration Activities Since October 2005 Acquisition of Pitalla</u>
Since regulatory approval of the acquisition in October 2005, the Company has focused primarily on the Texson and Caborca projects, implementing a Phase I exploration program estimated to cost about $600,000.

The Company's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company's Mexican properties.

<u>Texson Silver Target</u>. In late December 2005, the Company announced that the first set of rock samples from grid sampling of the Texson Ridge silver target in western Sonora State, Mexico, had been delivered to Chemex Labs for analysis. The Texson Project is within the Mojave-Sonora Megashear structural and deformation trend that hosts the Mesquite gold mine in southeastern California and La Herradura gold mine in northwestern Sonora. The Texson Project contains a flexure (bend or deflection) in the regional thrust sheet that hosts the Cerro Colorado gold mine located 5 kilometers north of Texson. Flexures are considered prime target areas for locating mineral deposits. The Texson Ridge silver target is a 200-400 meter-wide by one-kilometer-long area exposing aged granite and gneiss. Preliminary sampling returned encouraging silver values. A red-color anomaly similar to that on the ridge extends along the projected trace of the shear zone under pediment cover to the south of the ridge; a single picked sample from a mineralized vein hosted by limestone that is adjacent to this color anomaly returned encouraging silver and gold values. The on-going grid based sampling is being done to determine metal zoning within this broad zone, and to test for extensions in covered areas on-trend. This will target trenching planned for Winter 2006, and subsequently drill testing.

<u>Caborca Copper-Gold Project</u>. In November 2005, the Company announced a major expansion of its copper-gold holdings adjacent to Caborca in northwest Sonora State, Mexico. Pitalla originally staked 600 hectares covering exposures of oxidized copper mineralization in replacement and skarn zones. Based on recent work the project has been expanded to almost 14,000 hectares to contain areas prospective for discovery of porphyry mineralization.

During recent examination of the northwest trending Lista Blanca replacement zone within Pitalla's original holdings, an area of linear breccia pipe in limestone was discovered adjacent to the replacement zone. The siliceous matrix of the breccia contains the copper minerals chalcopyrite and bornite, plus secondary chrysocolla (limited sampling of siliceous material elsewhere in the zone has also returned gold values. Hydrothermal breccia development, which had not previously been noted in the Lista Blanca area, is evidence of a robust hydrothermal system. Regional reconnaissance has now located a one kilometer section with scattered, northeast trending quartz-tourmaline-copper veins, which are typically associated with porphyry systems, some 7-8 kilometers northeast of the Lista Blanca zone. The area between Lista Blanca and the quartz-tourmaline-copper veining is pediment covered; this and adjacent areas have now been staked by the Company.

Local exposures of intrusive rock have been dated to the same Eocene period as the Cananea porphyry copper-gold mine in Sonora 200 km to the east, and are analogous to the Ajo porphyry deposit in Arizona State to the northeast. BHP Billiton recently staked 650,000 hectares in the region, to within a kilometer of the Company's concessions. Geophysical and geochemical surveys are planned to develop targets in the newly staked areas in conjunction with programs to explore the exposed oxide mineralization. The Caborca Project has never been drill tested.

In December 2005, the Company resumed its drill-targeting program at the Lista Blanca zone of the Caborca Copper-Gold Project. Lista Blanca is a sub-vertical, tabular zone of replacement mineralization hosted by Cambrian aged conglomerate along its fault contact with limestone. The zone varies from 15-meters-to-40-meters thickness and can be traced for 1.7 kilometers of strike on surface. It remains open along strike below pediment cover.

Reporting by Mexican government agency Consejo de Recursos Minerales indicates that in the 1950's over 500 meters of underground and open-cut workings were developed on the Lista Blanca zone in an attempt to produce copper using a 300 ton per day flotation plant. That production attempt failed because the system could not recover copper from the oxidized mineralization.
Work by the Company has included partially mapping surface exposure of the zone and collecting 35 reconnaissance rock samples, including several from old dumps. The surface exposure shows leaching of copper, so effective sampling to estimate grades can only be done where old workings expose mineralization below surface and by future drill campaigns. Copper near surface is largely in the secondary mineral chrysocolla that typically exhibits leach characteristics. Copper and gold results varied from trace in the leached capping to material mineralization. In a 120 meter long section of the zone southeast of the main workings a total of nine samples returned material gold mineralization.

The current program will complete sampling of surface exposures and accessible underground workings, in order to target drill testing that will assess the zone's potential for acid leach extractable copper, and the possibility of extracting gold by an ancillary leach process. Lista Blanca is located on highway and electrical routes adjacent to the city of Caborca in northwest Sonora State, Mexico.

Rock samples for assay were sent to ALS Chemex Laboratories in Hermosillo, Mexico.

<u>Miscellaneous Property Acquisition/Exploration Activity.</u> In addition to the Caborca Copper-Gold Project, the Company has staked a number of other projects in the region that are being explored for gold and silver deposits analogous to the Mesquite gold mine in southern California and La Herradura gold mine in northwest Sonora State.

<u>RECENT PROPERTY ACQUISITION/EXPLORATION ACTIVITY</u>

In April 2006, the Company reported on the results of a sampling program including soil sampling, mapping and trench re-sampling at its 100% owned Las Colinas project in Baja California Sur, Mexico. The project utilized one geologist and three assistants to take 210 soil and rock samples. The objectives of the program were to verify gold content in earlier trench sampling and target potential new drill targets in the Colinas area. Four trenches were cleaned out, mapped and re-sampled. All trench sampling consisted of chip samples of three meters length, with the exception of trench LCOT-19 where three 10-meter samples were taken. Trenches LCOT-5 and 12 are located over the outcrop of Echo Bay's previous inferred resource area. Trench LCOT-22 is located 200 meters further east of the resource surface outcrop. Trench LCOT-19 is located almost one kilometer north of and along trend from the resource area. All trenches are oriented east-west, perpendicular to trend of the host thrust zones. The high grade sample in trench LCOT-22 was recovered from a section of more intense quartz stockwork veining accompanied by biotite and limonite staining that is otherwise similar to adjacent material and is probably related to a steep structure. It should be noted that the trench is sampling broad lower grade sections of shallow dipping structures in addition to the steeper higher-grade structures so true widths could be narrower. The area around trench LCOT-22 and other projected targets to the east of it have never been drill tested. True widths will be determined as part of the follow up drill program later this year. The area around the northern trench LCOT-19 has seen little past work but one nearby Echo Bay drill hole (DH-120) intersected gold mineralization. A small soil grid with 80 x 80 meter station spacings was emplaced around the area of the southern trenches to highlight pathfinder elements. The soil sampling showed a correlation between gold and arsenic values in soil and underlying areas of mineralization. This data will be used in an expanded survey to locate new targets for an aggressive campaign of trenching and drill testing later this year. Pediment also intends to undertake an Induced Polarization survey at Colinas once crews are finished the RIP program that is ongoing at Pediment's Caborca copper gold project in northwestern Sonora State. The program will begin during 2006.

During April/May 2006, staked two additional concessions in the Mojave-Sonora Megashear. The staking results from Pediment's ongoing program of regional research and evaluation in this evolving gold region. Pediment now owns nine projects outright in Sonora Mexico, primarily focused on gold and silver in orogenic environments. The new concessions have been named Glor and La Cien.

The 5000 hectare Glor Concession is located 15 kilometers northeast of the city of Caborca, on the west flank of Cerro El Alamo. Historic work has been confined to four main zones, two of which include a cluster of old mine prospects: Liebre zone, San Jose zone, Cinco Amigos, and San Francisco-Bolina zone. The prospect development consists of numerous pits, shafts, and tunnels in the south side of Cerro El Alamo except San Jose that is located in shallow pediment cover. The old workings targeted gold in high angle structures (veins) seeking higher-grade material. These will be investigated though the primary target for Pediment is larger-disseminated zones in flat lying thrust faults -- the same target deposit type the Company is exploring for on other Mojove-Sonora Megashear projects. It is expected that these flat lying faults will occur below pediment cover and they will be explored for using pediment geochemistry and geophysics. Glor is adjacent to and along trend to the west of the Chanate gold deposit which is being developed by Capital Gold Corp. Mineralization at Glor and Chanate are hosted by a Mesozoic aged sedimentary sequence that is divided into a lower mudstone unit and an upper unit containing sandstone and conglomerate.

The 400 hectare La Cien Concession is in a historic gold district, La Cieniega, located 40 kilometers south of Caborca in northern Sonora State. Large nuggets are still being found there with modern detectors. The Cien Concession contains Precambrian aged granite and schist cut by an easterly dipping low angle thrust fault. Gold associated with felsic dikes is found in the footwall of the thrust zone. Pediment will carry out programs at La Cien to determine the structure's potential along an observed length of two kilometers, and to look for hidden deposits.

In May 2006, the Company reported that the results of its initial phase of surface rock chip sampling at its 100% owned Valenzuela silver project indicate a number of significant vein segments for follow-up targeting. Pediment's initial survey consisted of collecting 41 underground samples of altered wall rock and 153 surface rock chip samples of one-two meters length across weathered vein exposures. Samples were taken to the Chemex preparatory facility in Hermosillo, from which Chemex shipped a ground portion to its North Vancouver facility and treated each to a 28 element ICP analysis plus an atomic absorption (AA) assay for gold. Silver results of +100 ppm silver and select base metal results were then assayed using AA. The survey has generated reference values for gold analysis of weathered material as a geochemical indicator of silver potential, since silver is highly mobile and it can be "flushed out" of surface exposures during weathering. The survey also determined that northeasterly to easterly trending veins contain areas of significant or anomalous silver and/or gold, while northerly trending veins contain low metal values. As a result of this work Pediment has purchased two internal claims from a third party, and now holds a contiguous block of 400 hectares containing La Valenzuela system with no underlying interests or royalties. Further detailed mapping plus grid based geochemical and geophysical surveys will complete drill targeting for high-grade material, and for bulk tonnage material if results warrant, at Valenzuela.

In May 2006, the Company reported that the Reconnaissance Induced Polarization (RIP) survey at its 100% owned Caborca Copper project has located two large target areas, which are coincident with magnetic lows indicated by regional magnetics surveys. RIP uses broadly spaced sensor sites to locate areas of high chargeability that may result from disseminated sulphide deposits hosting copper and gold. Magnetic lows are significant because the hydrothermal fluids that create ore deposits usually destroy the magnetite (primary iron-oxide) contained in the host rocks, and also can represent more felsic mineralized intrusive phases typically associated with porphyry copper-gold deposits. The project contains the Lista Blanca zone of replacement mineralization that hosts copper and gold values along an exposed strike over one mile, and sections of copper mineralized breccia indicating a pervasive hydrothermal system. The project also contains several separate areas of skarn mineralization hosting copper and copper-silver mineralization in the Martha concession. The surface oxidized portion of the Lista Blanca replacement zone will be drill tested for its copper and gold potential. RIP target "Lista Blanca", adjacent to the Lista Blanca Replacement Zone, is three kilometer long by 1.5 kilometer across, and flanks a regional magnetics low along most its length. The connected RIP target "San Juan", located further to the southeast of the Lista Blanca Replacement Zone, is about 2 kilometer across and is roughly centered over a regional aeromagnetic low. Focused drill targeting within these areas is expected to follow completion of a standard IP line array. These results in conjunction with evidence from outcropping mineralization and the region's history of mine development indicate these anomalies are targets for bulk-tonnage copper-gold deposits hidden below cover. The regionally well-developed infrastructure would facilitate quickly advancing a discovery.

In May 2006, the Company reported that the results of its initial phase of surface rock chip sampling at its 100% owned Valenzuela silver project indicate a number of significant vein segments for follow-up targeting. The project is located in northeastern Sonora State, Mexico, about 20 kilometers east of La Caridad copper mine and 200 kilometers northeast of the Sonora State capital at Hermosillo. Valenzuela (also referenced as "El Valle") is within the western foothills portion of the Sierra Madres Occidental gold-silver belt that produces a significant portion of Mexico's 100 million ounce per year silver output. The Valenzuela project contains a highly weathered series of northeasterly to easterly trending, and of northerly trending, epithermal quartz veins. Underground mining reportedly produced about 50,000 tonnes of material in the 1950s. The Company's initial survey consisted of collecting 41 underground samples of altered wall rock and 153 surface rock chip samples of one-meter to two-meters length across weathered vein exposures. Samples were taken to the Chemex preparatory facility in Hermosillo, from which Chemex shipped a ground portion to its North Vancouver facility and treated each to a 28 element ICP analysis plus an atomic absorption (AA) assay for gold. Silver results of and select base metal results were then assayed using AA. The survey has generated reference values for gold analysis of weathered material as a geochemical indicator of silver potential, since silver is highly mobile and it can be "flushed out" of surface exposures during weathering. The survey also determined that northeasterly to easterly trending veins contain areas of significant or anomalous silver and/or gold, while northerly trending veins contain low metal values. As a result of this work, the Company has purchased two internal claims from a third party, and now holds a contiguous block of 400 hectares containing La Valenzuela system with no underlying interests or royalties. Further detailed mapping plus grid based geochemical and geophysical surveys will complete drill targeting for high-grade material, and for bulk tonnage material if results warrant, at Valenzuela.

In June 2006, the Company reported that it is preparing the first ever drill test of the Lista Blanca zone on its 100% owned Caborca copper project. Drill access road and pad construction begins this month in preparation for drill campaign expected to commence in July 2006. The Phase I drill plan calls for 15-20 holes to test the Lista Blanca zone around and along strike from old workings. The Lista Blanca zone is a sub-vertical tabular zone of replacement mineralization hosted by Cambrian conglomerates along its fault contact with dolomite. The width of the zone varies from 15-40 meters. It has been traced along strike for 1700 meters as it passes across a prominent ridge with vertical relief of 80 meters. The zone remains open in both strike directions where it passes under pediment cover. The zone was briefly mined from underground workings in the 1950's but the flotation mill constructed for the operation could not process oxide material and the operation quickly ceased. The Company's drilling should allow the first accurate measure of both thickness and copper grades in this extensive zone. Deeper holes may also be drilled as part of this program to determine the oxide/sulphide boundary. To date, sampling of surface exposures and old dumps and workings has encountered only oxide material. In addition to the Lista Blanca zone, the Caborca project also protects two porphyry targets that were identified by a recently completed Reconnaissance Induced Polarization (RIP) survey. The IP anomalies are located beneath pediment cover southeast and on trend from the Lista Blanca zone. The Company plans to carry our more detailed IP surveys over the anomalies to better define their depth and geometry prior to a separate drill campaign for this area. Interestingly, a local landholder has reported that a well drilled near the center of the northern anomaly, some 1800 meters southeast of Lista Blanca, encountered water with copper levels too high to be potable. Pediment will seek approval from the landowner to uncap and sample the water in this well for independent testing.

In July 2006, the Company reported that it has increased the size of its Colinas Gold Project in Baja California Sur, Mexico by acquiring the new "Trini" concession, which covers approximately 37,000 hectares. The concession covers most of the prospective areas within the district that are still open for mineralization and emphasizes the northern extension of the Colinas trend that has not been previously tested. The Company's 100 percent owned holdings now extend from the Colinas deposit for a distance of 14 kilometers along the north-south structural trend that controls the gold emplacement. A RIP (Reconnaissance Induced Polarization) geophysical survey over northern portions of the original concessions indicated an area of higher chargeability on trend with known mineralized zones at Las Colinas resource area. A number of old prospect pits and shafts were also found within this new area. A soil sample program of up to 5000 soil samples is on-going on a grid spacing of 200 x 50 meters that will cover an area of 8 x 4 kilometers of the trend extension. This grid will also be used to complete standard Induced Polarization (IP) on northern extensions of these trends coincident with anomalous metals content indicated by the soil survey. Surface access permits/contracts have been obtained with two Ejidos and with four private ranch owners granting access to the Company's entire program area, including newly staked extensions, for all exploration activities through and including drill testing. Additionally, the start of the planned drill program at the Caborca copper project was delayed due to the contractor's drill availability and began in September 2006. Site preparation has been completed. Also grid based soil sampling has begun at the Daniel gold project 30 kilometers northwest of the city of Caborca. The Daniel concession area covers the Coronela district where the Company has 100 percent control of 4106 hectares located on trend with the Herradura gold mine.

In September 2006, the Company reported that it has begun drilling the Lista Blanca copper-gold target in its Caborca project, northwestern Sonora, Mexico. The Lista Blanca target, which has not been previously tested by drilling, is a sub-vertical, structurally controlled replacement deposit that outcrops along a 1.7 kilometer surface exposure adjacent to power and transport infrastructure. Oxidized copper mineralization, principally composed of chrysocolla, is located outwards from the controlling structure for distances of 15-to-50 meters of thickness. In addition, silica-enriched portions of the zone have also returned significant gold results. Systematic surface sampling of the target has not been viable due to leaching of copper from surface exposures. Material that averaged 1.33% copper was taken from old mine dumps and subjected to a preliminary column leach test. This test indicated an 87% copper extraction after 24 days from material passing a 1.3 cm (1/2 inch) screen. The material was then tested using a cyanide solution, indicating a 93.6% gold recovery from a head assay of 1.1 g/t gold. This drill program is designed primarily to sample the zone at shallow depths to determine the grade and thickness of the oxidized copper mineralization; assess the relationship between copper and gold values within the system, and evaluate the potential for mining and heap-leach extraction of the copper and possible secondary extraction of the gold. The initial drill set-ups will test the area of old mine workings (circa 1950s) where copper mineralization has been exposed in open stopes. Drilling will then proceed along strike towards and through the areas of higher gold concentration indicated by surface sampling. In addition to drill testing the Lista Blanca copper-gold target, Pediment plans to carry out a standard Induced Polarization survey to follow-up on the adjacent high-chargeability areas previously identified by Reconnaissance Induced Polarization.

In October 2006, the Company reported progress on the Daniel gold project in Sonora State, Mexico, from which results of an initial 318 soil-sample program have been received. A soil sample grid with 50-meter spaced samples taken along east-west lines of 100-to-200 meters separation was completed over an area of more than two square kilometer centered on the Coronela showings. The main anomaly indicates a northwest oriented area of 1000-by-300 meters. Narrow, structurally related "arms" extend for an additional 500 meters to the northeast from the main anomaly. Near old prospect pits at Coronela, gold values were obtained near where rock sampling previously returned values over three meters in one pit. Located an additional 300 meters NW of those pits, anomalous results were obtained adding to the strike length of the Coronela gold anomaly. A low-level arsenic anomaly is coincident with the above described gold anomaly. A thrust fault forms the contact between granitic intrusive and Jurassic dacitic volcanics in the prospect area. This contact contains areas of brecciation and silicification with related gold mineralization. The gold-in-soils anomaly is also partly coincident with areas of quartz veinlets within the granite intrusive near its contact with dacite volcanics. A trenching program to explore bedrock in the gold anomalous areas at Daniel was expected to commence as soon as a pending group of soil-sample analyses are received from the laboratory. Samples were taken from five-to-fifteen centimeters of depth in soil, located by hand held GPS and transported to the ALS Chemex preparation facilities in Hermosillo. Multi-element analysis was performed on a screened fraction of the samples using ICP mass spectrometer by ALS Chemex in its North Vancouver laboratory. The Daniel project is located within the regional Mojave-Sonora Megashear trend hosting gold mines and deposits that include the La Herradura Mine and the Noche Buena deposit located to the northwest of the Daniel project 45 and 22 kilometers respectively. Northwestern Mexico is seeing numerous mineral deposits advancing to production with as many as six having started in the past year.

In October 2006, the Company reported on assays received for three drill holes (LB-01, LB-02 and LB-04) testing the Lista Blanca target. The Lista Blanca target, located south of the city of Caborca in northwestern Sonora State, is an outcropping with linear hydrothermal breccia containing zones of high copper and gold content. The drilling was designed to test its potential contained resource, and to determine whether it may indicate the presence of a related porphyry copper-gold system in adjacent pediment-covered areas where a Reconnaissance Induced Polarization (RIP) program generated two large areas of geophysical anomalies earlier this year. The zone drilled is concluded to be an entirely hydrothermal breccia, and essentially an elongated "breccia pipe" created by multiple internal stages of hydrothermal breccia development. Breccia pipes of this sort are a common feature in a number of porphyry copper type systems. The mineralization encountered is in oxide form with minor bornite. Drilling results to date identified higher gold mineralization than anticipated. Current results seem to show that shorter intervals of higher grades are closer to surface while longer intervals of lower grades are seen at depth. Granodiorite porphyry dikes intrude the breccia and are locally brecciated themselves. The best copper and gold mineralization is close to the dikes which are also irregularly altered and mineralized with copper. The dikes seem to be characteristic of porphyry-copper related intrusives and occur most frequently in drill intercepts from the area of LB-04 and northwesterly for 500-600 meters. The nearest drill holes to LB-04 are LB-5 located 90 meters southeast (assays pending), and LB-02 located 350 meters northwest. The company plans to continue working in the area as we feel there is additional information required to properly assess the project. After we receive the balance of the drill assays the company will then develop the next stage of the exploration plan. Additional assays will be made available in due course.

In November 2006, the Company reported an extensive program of mechanical trenching has begun at the Daniel project in Sonora State, Mexico. Trenching will follow-up the successful initial grid soil sampling program. Soil sampling revealed a large gold in soil anomaly measuring 300-by-1000 meters, oriented in a north-northwest direction with an additional 500 meter "arm" striking to the northeast from the center of the anomaly. The main anomaly is centered on the 100-plus year-old Coronela gold mine area where sampling of old test pits returned gold and silver values. The most highly anomalous gold values on the main soil grid roughly follow the interpreted thrust contact between intrusive and volcanic rocks as well as crosscutting vertical structures that are thought to be feeders for the gold system. Soil sampling continued during October-November 2006 prior to trenching, adding additional lines to the grid to tighten up targeting and to extend and close off portions of the soil anomaly in the northeast and southern portion of the main grid. Results received to date from new southern lines indicate areas of anomalous gold and arsenic values close to the old "Sierrita" workings where reconnaissance sampling of an old adit on a one meter vein returned gold and silver values. Additionally, lines have been added to the "North Grid" which is offset to the west from the main grid to follow the thrust contact. The last sample located at the northeastern corner of this grid showed gold in hematitic soil. Lines have been added as well as extended eastward in this area to determine the size of the anomaly. This area known as the old "Morita Ranch area" has workings which follow high angle veins rather than the shallowly dipping thrust fault veins as seen at Coronela and Sierrita.

In November 2006, the Company provided an update of its exploration activities in Northwestern Mexico. During the past quarter, Pediment had greatly expanded its technical staff, adding three geologists and numerous field assistants and outside specialist consultants. The Company is and expects to continue to be active on several projects simultaneously for the foreseeable future. Pediment is subject to the same delays in receiving assay and analytical results that plague the entire sector but will press ahead with field-work while results are awaited. With over 4000 samples in or en route to the lab and new sampling programs ongoing, the Company will have a heavy reporting schedule going forward. Sample preparation and shipping has been completed for the nine-hole drill program on the Lista Blanca zone at the Caborca copper project. Results for the first three holes were reported earlier and the remainder will be released as soon as available. One of the most significant findings from this drill program was a reclassification of the Lista Blanca zone as hydrothermal breccia and the presence of porphyry dykes hosting or proximal to areas of higher copper and gold grades. Pediment believes these findings enhance the potential of the large porphyry targets beneath the valley to the east and southeast of Lista Blanca ridge. A follow-up program to pursue these targets is being developed. Mechanical trenching has begun at the Daniel project on the Mojave-Sonora Megashear. Trenches are being cleaned, mapped and sampled while the bulldozer and excavator work on creating new exposures. Ten or more large trenches are planned at Daniel, after which the equipment will move to the Texson project. Trenching at Texson is designed to assess the Texson Ridge silver target, a 700-meter long silver in soil anomaly discovered by Pediment earlier this year. Both of these trenching programs should be finished and results reporting begun before year end. At Baja Sur, a geophysical crew from Durango Geophysics of Durango Colorado is mobilizing and will start in December 2006 on a pole-dipole Induced Polarization (IP) survey to the north of the Company's existing Colinas resource. This survey will define and extend the Reconnaissance IP anomalies generated earlier this year. The survey will be conducted on a number of the lines that were recently soil sampled by Pediment. Results of the survey will be combined with geochemical results from 3600 soil samples currently in the lab. It is expected that a number of new drill targets will be defined by these programs. Testing will focus on both flat lying shears and steeper feeder structures that are expected to yield higher grades.

To that end, Pediment is pleased to report that it has signed agreements with Diamond Drilling Consultants of Spokane, WA for a core-drilling program at Baja Sur. The initial contract is for a minimum of 3000 meters and is extendible at Pediment's election. Drilling equipment is en route and expected to arrive at San Antonio BCS in December 2006. Drilling is expected to begin in 2007 when new geochemical and IP results have been compiled and interpreted. The initial focus of the drilling will be completing holes required bring the current Colinas mineralization to 43-101 standards followed by expansion testing and testing of new target areas.

In December 2006, the Company signed an agreement with Inmet Mining that will allow Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project. Pediment has granted Inmet an option to earn up to 70% of the Caborca copper project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years. Inmet is expected to complete due diligence within two months and, on notice, pay $50,000 and commit to $100,000 in exploration expenditures within six months. Pediment will be the initial operator for the project. Upon earning its 70% interest, a Joint Venture between Pediment and Inmet will be formed, with each party paying their pro-rata share of ongoing expenses. Pediment may elect not to contribute and have its interest ultimately reduce to sliding scale copper and gold Net Smelter Return royalties. At current copper and gold prices, the copper royalty would be 3% and the gold royalty 2%. The agreement is subject to regulatory approval. Pediment and Inmet have agreed that the next stage of exploration at Caborca will be a pole-dipole IP survey that will be used to better define the reconnaissance IP targets and estimate depths of mineralization. A deposit like Ajo would have low total sulfide content with bornite and chalcopyrite as the principle copper sulfides and a surrounding pyrite zone. IP was designed to detect this type of mineralization. A moderate to strong anomaly would be expected for porphyry copper sulfide mineralization and its surrounding pyritic halo. The survey will be carried out by Durango Geophysical Operations once they have completed the IP survey now underway on Pediment's Baja Sur project. It is expected the survey will take place early in 2007 and will be followed by a drill program of approximately $250,000 to test the refined targets, if warranted, in year one. All regulatory and due diligence approvals have been completed. All required cash payments, share issuances, and exploration expenditures have been made on time.

In December 2006, the Company announced that the program of tractor and backhoe trenching has been completed on the Daniel project. The Daniel concessions are located west of Caborca, Sonora Mexico. Nine trenches were excavated to provide bedrock exposure within the main gold and arsenic in soil anomaly in the centre of the grid area known as the Coronela Mine area. East-west oriented trenches ranging in length from 136-to-485 metes were dug at 100-meter intervals within the anomaly area. Trench locations roughly correspond to existing gridlines, starting at line 209N in the south and ending at line 217N in the north. Seven of the trenches have been rock sampled so far and the remaining two should be completed shortly. Roughly 900 rock samples will be taken from the trenches during this program; several groups of samples have been sent to the lab and results will be reported when received. As part of the current program, a number of soil lines and line extensions were added to the north and south in order to investigate anomalous values on the edges of the previous grid. Six lines were added at 100-meter intervals at the south end of the grid. Results from the new lines indicate an additional gold anomaly extends through the new lines and continues open to the south. The anomaly is roughly north-northwest oriented and aligned with the main Coronela anomaly where the trenching took place. Several lines were also added on the north and northwest part of the grid.

Arsenic results have been received for all the new lines in this area; gold results are still pending for four lines. The arsenic results show a new 350-meter-long anomaly in this area with the same orientation, but offset to the west. The zones of anomalous soil geochemistry follow the mapped exposures and projected surface trace of one or more low angle thrust faults which are often the contact between dacitic volcanics and granodiorite porphyry on the Daniel concessions. This geological and structural environment in the Daniel concession is analogous to the La Herradura Mine and Noche Beuna deposit located 45 and 22 kilometers respectively to the northwest within the Mohave-Sonora Megashear.

In early January 2007, the Company signed agreements to acquire a 100% interest in the Juliana project located in the Mulatos-La India camp, Sonora Mexico. The Juliana concessions, which total approximately 700 hectares, are located between recent discoveries at La India by Grayd Resource Corp. and the producing Mulatos gold mine owned by Alamos Gold. The Juliana property is located about 6 kilometers west of the Mulatos open-pit, heap-leach gold mine. Past work at Juliana includes surface sampling and drilling. Prior drilling at Juliana consisted of 16 short percussion drill holes and five core holes that targeted a northerly-trending gold mineralized structure referred to as the "Main Feeder Fault". Surface sampling prior to drilling returned a number of encouraging samples from this structural zone. Pediment's due diligence sampling in the same area also returned encouraging gold values over one-to-three-meter sample lengths. Pediment was drawn to the camp based on recent exploration successes by both Grayd and Alamos in stratigraphically- (rather than structurally) controlled gold zones. Gold zones with stratigraphic controls have the potential for rapid resource growth to large size with exploration success. Our geological review of the targets at Juliana indicate a stratabound, epithermal gold-mineralized zone may exist within a complex set of parallel block faults. Prior work at Juliana focused only on the Main Feeder Fault, a steeply dipping structural zone, whereas Pediment is focusing on stratabound mineralization. The structural zone was an obvious target based on high surface-gold grades in channel samples and the scattered presence of visible native gold within gambusino workings confined to the Main Feeder Fault structure. The Juliana option includes complete access to a multi-element analytical database of existing information including the drill holes with continuous down-hole analyses, about 1000 rock chip and channel samples, and more than 1325 soil samples. This database, combined with additional data collected by Pediment, provides a sound foundation for targeting and testing new stratabound gold targets with multi-million-ounce gold potential in this highly prospective gold district. Pediment geologists are currently analyzing the database and planning follow-up sampling and permitting. The Company expects to be able to rapidly advance the Juliana project to drill stage in the next few months. The agreement between Pediment's Mexican subsidiary and three private Mexican owners covers three concessions; Juliana, Juliana 1, and Juliana 2 totaling 700 hectares. The agreement calls for an initial payment of US$30,000 and total payments of US$800,000 over four years. The majority of the purchase price falls in the fourth year. On completion of the payments Pediment will own 100% of the project, with the vendors retaining a 1.0%-1.5% royalty, depending on the size of any NI 43-101 compliant mineable reserve discovered on the property. The Juliana acquisition adds a third major gold district to Pediment's areas of active exploration. These are, in addition to Mulatos, the Caborca-Megashear region (Daniel concessions), and Baja California Sur (Las Colinas).

In late January 2007, the Company announced that Inmet Mining Corp completed due diligence on the Caborca copper project, made the initial $50,000 payment and approved the Phase I program and budget. The next cash payment of $50,000 is due on or before the first anniversary of the Holding Company Incorporation date, an event that has not yet occurred. Inmet's ratification of the Option Agreement commits it to $100,000 in spending at Caborca within six months. Phase I will consist of a program of linear pole-dipole IP in areas where earlier reconnaissance IP discovered two large chargeability anomalies. This survey will confirm and define the anomalies in sufficient detail to target follow up drilling. The IP program will be carried out by Pediment's geophysical contractor Durango Geophysical Operations ("DGO"). DGO just completed an extensive program of IP surveys on the Baja Sur project and will mobilize immediately to Caborca. Interpretation of the Baja Sur surveys is expected in February 2007 and details of that work will be announced when received by the Company. The IP surveys at Caborca are expected to take three-to-five weeks to complete. Upon the receipt of favorable results, Inmet and Pediment will finalize drill hole locations to test the anomalies. Drilling would then proceed as soon as a suitable drill rig can be obtained.

Phase I and Phase II Exploration Programs
The total Phase I budget for the Daniel, Caborca and generative reconnaissance is estimated at US$500,000, including a 4% contingency. A Phase II budget that includes several drill programs is estimated at US$800,000.

Pediment proposes to continue regional exploration in Northern Sonora for precious metals deposits related to thrust faults and the Sonora Mega-shear. The Daniel Project proportion of the Phase I program is budgeted at $92,600, including soil sampling. The Caborca Project is considered an advanced stage property and although IP and soil sampling are required to further define drill targets the Phase I budget also includes diamond drilling and metallurgical testwork at an estimated cost of $296,250. Other exploration and general work in Sonora, Mexico, is budgeted for US$111,150 in Phase I.

The Phase II budget includes additional drilling on Daniel and Caborca as warranted in addition to work on Baja California Sur (Las Colinas) and Texson. For Baja California Sur (Las Colinas), the Echo Bay data may be acquired. If the assay data can be verified and the database validated, than a NI 43-101 compliant resource may be estimated. The Echo Bay drill holes should be resurveyed to ensure that the coordinates are in the proper UTM system. The Company proposes an exploration and development program that consists of an expanded IP resistivity and soil surveys over the area north of the resource. Elsewhere on the property, a regional mapping and sampling program is proposed to evaluate other historical showings and prioritize drill targets. The Texson, Mel & Manual properties require soil and IP surveys to define initial drill targets.

Sample collection
All samples are collected directly or under the strict supervision of Pediment's geological staff. Diamond drill samples are cut with a diamond saw after logging and reverse-circulation drill chips are split at the drill site. Coordinates, rock types and any other data of interest is recorded at the site. All data related to the samples is then compiled into a database in our Hermosillo offices and is constantly maintained and updated.

QA/QC
Standards, blanks and duplicates are inserted in drill and trench workorders when sent to the lab for assay. All results are checked for accuracy, precision and contamination and re-run assays are requested if needed.

Only accredited labs are used by Pediment (ALS Chemex, ACME), and whenever possible their own preparation labs in Mexico are used as well.

The database is being updated regularly and any irregularity is documented and followed-up.

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue since incorporation.

At 9/30/2006, $4,709,476 and $1,134,449, respectively, of its assets were located in Canada and Mexico. At 9/30/2005, $453,031 and $445,409, respectively, of its assets were located in Canada and Mexico.

4.C. Organization Structure
The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has two wholly-owned subsidiaries:
a. Compania Minera Pitalla, S.A. de C.V.
   Incorporated in Mexico on 8/13/2002
   Acquired on 9/29/2005.
b. Pediment Exploration Mexico S DE RL DE C,V,
   Incorporated in Mexico on 3/23/2005

4.D. Property, Plant and Equipment
The Company's executive offices are located in leased premises of approximately 440 sq. ft. at 905 West Pender Street, #300, Vancouver, British Columbia, Canada V6C 1L6. The Company began occupying these facilities in September 2005. The Company rents office space on a month-to-month basis with no annual commitment.

Pediment Exploration Ltd. (the "Company") is a mineral exploration company. Its main focus is on exploring seven gold/silver/copper projects in Mexico: Daniel; Texson; Manuel & Mel; Caborca; Valenzuela Silver; Cochis Gold; and Baja California Sur. All properties are 100% owned.

The Company's exploration properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Geology of Northwestern Sonora
The Company's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101; and, except where otherwise noted, is the person responsible for the technical disclosure in this document relating to the Company's Mexican properties.

Texson, Manuel & Mel, Daniel, and Caborca Properties
The geology of Northwestern Sonora is similar to the Basin and Range province of the western United States, characterized by parallel northwest-trending ranges and wide alluvial valleys. Basement rocks include Precambrian gneisses, and granites overlain by early-to-mid-Proterozoic quartzite schists and gneisses intruded by diorites. Younger Proterozoic quartzites and limestones, Paleozoic and Mesozoic carbonate rocks and Mesozoic volcanic rocks, clastic and carbonate sedimentary rocks overlie the basement. Mesozoic plutonic rocks and Tertiary extrusive and intrusive rocks related to Sierra Madre Occidental volcanic activity are widespread.

Ayala and Clark (1998) summarize the tectonic events as follows: "The principal tectonic events include granite intrusions in Middle Proterozoic time, thrusting of the Paleozoic sediments in Late Mississippian and Late Permian-Early Triassic, Mid-to-Late Jurassic activation of the Mojave-Sonora megashear (MSN), Late Cretaceous thrusting followed by low-angle detachment thrusts in the Mid-Tertiary followed by Basin and Range high-angle faulting and development of the Gulf of California in Late Miocene time".

Northwest-trending faults and low angle shears related to thrust or detachment faults possibly related to the MSN are common structural features. The MSN is a wide-shear zone that separates two terranes of slightly different Precambrian ages, the North American Terrane, correlative with the adjacent parts of Arizona, and the older Caborca Terrane to the west. Numerous disseminated low-grade gold deposits are associated along this northwest trending zone that is characterized by Jurassic magmatic arc assemblages, the trace of the MSN and northeast regional thrusts. Host rocks for the gold mineralization include Proterozoic gneisses, Paleozoic sedimentary rocks, and Cretaceous clastic and carbonate rocks.


Pediment Exploration Limited
NW SONORA
REGIONAL GEOLOGY
Figure 13
Roscoe Postle Associates Inc. , June 2004
N
Ajo
Why
Quijotoa
Sells
Sonoyta
ARIZONA
SONORA
MEL, MANUEL
PROPERTY
Puerto
Peñasco
Golfo
de
California
DANIEL
PROPERTY
Caborca
Altar
CABORCA
PROPERTY
Miles
Kilometers
Map Units
Quaternary Sediments
Quaternary Basin
Tertiary Sediments
Tertary Volcanics
Mesozoic Igneous Rocks
Jurassic Igneous Rocks
Triassic Sedimentary & Igneous Rocks
Paleozoic Rocks
Precambrian Rocks
Data Sources

Daniel Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details
The Daniel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Daniel Property consists of four concessions: Daniel, Daniel #1, Daniel #3, and Daniel #4. The property is located 40 kilometers northwest of the city of Caborca, Sonora, Mexico. The concessions total 2350 hectares.

The property is reached by 15 kilometers of good dirt roads south of Tajitos from Highway #2 north of Caborca. Most of the concession can be reached by dirt roads, although parts of Daniel #4 have poor road access.

The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.

Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in the nearby villages. Power and water are readily available. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by gravel pediment and low rounded hills rising 100 meters above the average elevation of 250 meters ASL.

Local and Property Geology
The Daniel Concessions are underlain by a light grey to brown, weakly metamorphosed Mesozoic rhyodacite. The rhyodacite may show laminar features but is usually massive and dense containing phenocrysts of quartz and feldspar with minor biotite. It exhibits weak sericitic alteration associated with fine quartz veinlets. Sills and dykes of andesitic composition are occasionally present. A low-angle thrust-fault-complex that is cut by high-angle faults dominates the structural setting within the central part of the Daniel Concessions. The mylonite zone contains breccia and local silicification over thicknesses of up to 25 meters. The zone continues about one kilometer further north from the Coronela area. To the south it appears to have been down dropped. Many north-to-south and northwesterly trending silicified fault zones are observed cutting both upper and lower plates of the thrust. The thickness of the thrust zone and textures in the Coronela area indicates that the thrust has multiple planes and brecciated areas along the thrust planes.

<u>Prior Exploration</u>
Historically the area is known as the Coronela District. Old workings are found at the Coronela Mine, Sierrita Mine and Morita Mine. The main focus as evidenced by the older prospecting within the concession area was on veins hosted in the Mesozoic rhyodacites. All workings are very old, and most are partly caved. No water was observed in any of the workings. The historic workings were re-examined by Independence Mining in the early 1990s that carried out mapping, hand trenching and blasting. The results of this work are not currently available. In 1995-1996, Hecla Mining carried out an exploration program in the northwest part of the property and completed five drill holes investigating high-grade quartz veins. The data is not currently available.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property; and their work was limited to compilation and limited rock sampling. Composite grabs were taken from the dumps and representative chips were taken from outcrops. Pitalla conducted reconnaissance level rock sampling over the property with representative chips taken from outcrops and veins. Where possible the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS. During a site visit, four samples were taken from the various dumps and trenches on the property. The samples were prepared, and then assayed using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four-acid digestion and AA-finish. The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Texson Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details
The Texson Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The property consists of three concessions: Texson #1, and two internal fractions, Texson #2 and Texson #3 centered on historical workings. Four concessions [San Jose, La Cava, Porvenoir and Porvenoir #2], internal to Texson #1, are owned respectively by un-related third parties. The concessions total 7,207 acres.

The property is located 150 kilometers northwest of Hermosillo in the State of Sonora, Mexico.

Access to the property is by a well-maintained dirt road south of the village of Trincheras, 40 kilometers to the northeast. Trincheras, accessed by paved roads, is 20 kilometers south of Highway #2 which connects Santa Anna and Caborca. Trincheras is on a rail line and a 230 kV electric transmission line crosses the area between the property and Trincheras.

Adequate water should be available as irrigation is common throughout the Rio Magdalene Valley. The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes including manzanilla, mesquite, ironwood, cat claw and palo verde.

Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in Trincheras, population 500, and other nearby small towns. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by gravel pediment and low rounded hills rising 50 meters above the average elevation of 700-meters to 800-meters ASL.

Local and Property Geology
The area is underlain by Precambrian gneisses and younger coarse to medium grained granite. Paleozoic limestone and shales lie in low-angle fault contact at several locations on the concession. The sediments have variable dips of up to 70O and are folded with northwest-trending axes. Triassic to Jurassic andesitic to dacitic volcanic rocks and breccias locally overlie the sediments. Low-angle thrust faults truncate and juxtapose the younger rocks with the lower plate rocks. These low-angle structures are considered the result of compressive stresses that formed the regional thrust belt (megashear zone). Later northeast trending high-angle structures that cut the thrust zone, are often associated with mineralization. At the Texson ridge, thrust faults have cut the ridge at low angles in several stacked repetitions and quartz stockworks are developed above and below the thrusts. Near-vertical structures occupied by silicified breccias have seen minor underground development in the past.

<u>Prior Exploration</u>
Records of previous mining activity are sparse. Development of the placers began in the early 1800s and continues today. Minera Secotec S.A. De C.V., an Australian-owned company, carries out dry-washing placer mining in an area five kilometers northeast of the Texson concessions. Previous work on the precious metal veins is evidenced by trenching and shallow workings of unknown age. Phelps Dodge Mining Company (PD) carried out a property examination of the area in 1982 and samples from the Calerita vein returned gold/silver/lead/zinc mineralization. Dump samples from Los Olivos returned gold/silver mineralization, accompanied by minor base metals. Pitalla reports that in 1995, Hecla Mining carried out a stream sediment bulk leach extractable gold (BLEG) survey and a regional mapping program. No follow up was carried out on the resulting BLEG anomalies.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and limited rock sampling. The 25 samples received to date range from trace gold and silver up to material gold/silver mineralization. Lead and zinc values were observed. Three of the more encouraging samples are from the Calerita vein that is located on the El Porvenoir claim very close to the boundary of the Texson Fraction #2 but which dips onto the Texson property.

Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible, the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.

During a site visit it was noted that the current owner of the San Jose claim, an internal holding, had a diamond drill on site and had installed a temporary hoist over the shaft; nobody was on site during the visit to the area. During the site visit, six samples were taken from the various dumps and trenches on the property. The samples were prepared and assayed using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four acid digestion and AA finish. Samples that assayed greater than 100 g/t silver were rerun. Samples that returned greater than 10 g/t gold were rerun using fire assay with gravimetric finish. The samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Manuel & Mel Project
100%-Owned Gold Exploration Property
Sonora, Mexico

Acquisition Details
The Manuel & Mel Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The two concessions are located 110 kilometers northwest of Caborca, just west of Highway #2. The concessions total 2,879 acres.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The properties are located 8 kilometers west of the Highway #2, 40 kilometers south of Sonoita, which is on the border with Arizona. Gravel and dirt roads provide access to the property from the highway.

The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.

Supplies and equipment are available in Sonoita, 40 km to the north or Caborca, 110 kilometers southeast. Local labor is available in the nearby villages. Power and water are readily available from Quitovac. The nearest scheduled air service is available from Tucson or Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by gravel pediment with hills rising as high as 600 meters ASL, above the average elevation of 350 meters ASL.

Local and Property Geology
The properties were acquired on the basis of the geological similarity to the nearby Quitovac mine. The properties are underlain by Precambrian granite intruded by andesitic dikes. A medium-to-fine-grained biotite granodiorite of Mesozoic or Tertiary age intrudes the Precambrian granite and is exposed at lower elevations. A down-dropped basin filled with rhyolitic volcanic rocks underlies the eastern part of the Manuel concession and Tertiary gravels.

Prior Exploration
There is a decline of unknown age on a quartz vein on the Mel Concession. The Manuel Concession includes the former La Negrita Mine and several other old prospects, including the remnants of a stamp mill. La Negrita developed a one-to-three meter quartz vein hosted by a black andesite. Past production is unknown. Hecla held the concessions in the early 1990s. On the Mel Concession, Hecla drilled four holes to test the quartz vein that had been developed in the past. Results of the drilling are not available.

Prior to its acquisition in July 2005, Pitalla's work consisted of compilation and reconnaissance level rock geochemical sampling. One sample, Mlu-1 is located five meters above the vein described previously on the Mel Concession. The remainder of the samples are from Manuel Concession. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible, the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS.

Caborca Project
100%-Owned Silver/Copper/Gold Exploration Property
Sonora, Mexico

Acquisition Details
The Caborca Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005. Pitalla originally staked 600 hectares covering exposures of oxidized copper mineralization in replacement and skarn zones. Based on recent work, the project has been expanded to almost 14,000 hectares to contain areas prospective for discovery of porphyry mineralization.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Caborca property consists of three separate concessions: Pitalla, Diana, and Martha. The concessions are located within 25 kilometers of Caborca, Sonora. Each concession covers a particular prospect. The concessions total 1,647 acres.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
All of the properties are within several hundred meters of paved roads close to the city of Caborca.

The climate is arid and hot, with an average temperature of 23°C, with lows of 8°C and highs of 38°C. Precipitation averages 240 millimeters, most of it occurring during the period July to September. Vegetation is typical of the Sonora desert and consists of numerous varieties of thorny desert cacti, such as saguaro and cholla, small shrubs and bushes, including manzanilla, mesquite, ironwood, cat claw and palo verde.

The property is characterized by gravel pediment with the hills rising 300 meters above the average elevation of 250 metersASL. All of the showings and past workings are exposed on the lower slopes of the range.

Supplies and equipment are available in Caborca, a city with a population of 120,000. Local labor is available in the nearby villages. Power and water are readily available. Although Caborca has an airport, the nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

Local and Property Geology
The hill rising above the pediment on the Pitalla Concession is underlain by Cretaceous granite and inter-bedded Cambrian quartzite and limestone that has been locally altered to various types of skarn. The typical skarn contains garnet, wollastonite, epidote and copper oxides. The distal skarn-type replacement mineralization has been extensively oxidized. A major fault structure that strikes northwest through the limestone close to the granite contact contains the high-grade copper oxide mineralization associated with local silicification. The Diana Concession is underlain by a contact skarn zone forming a roof pendant within Cretaceous-Tertiary granite. The skarn contains copper and minor zinc minerals. The limestone/quartzite sequence strikes 160O, dips −50O west. A considerable number of trenches and open cuts provide evidence of previous small-scale mining. The Martha Concession, underlain by similar geology to the other concessions, is a small high-grade copper skarn occurrence that has seen limited production in the past.

<u>Prior Exploration</u>
All three concessions have seen limited historical mining. The Lista Blanca Mine on the Pitalla Concession was worked by the Caborca Mining and Development around 1953. The mining was centered on exposures on the lower slopes of the hill over an 80 meters vertical extent. Five ore bodies are reported to occur along the footwall of the Lista Blanca fault and were developed by a 150-meter drift, two shallow shafts and a 100-meter shaft. Access to the drift is by a 40-meter tunnel from the side of the hill. Numerous open cuts are also visible. The ore was treated in a 300 TPD flotation mill but due to poor recoveries, production ceased early on.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to data compilation, rock sampling and limited preliminary metallurgical testwork. Additional samples taken from the Lista Blanca Mine in Fall 2004 were submitted for leach tests.

Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and structures showing visible copper. Each sample was described and located using a GPS.

The samples taken by Pitalla were sent to recognized laboratories. No special security measures were taken. Copper and silver were assayed using aqua regia acid digestion and either AA or ICP finish. Total copper was reported. Gold was determined by standard fire assay methods (Chemex) or aqua regia digestion and ICP finish (ACT). Acid soluble copper was determined by sulphuric acid leach methods. The laboratory uses a hot sulphuric leach.

During a site visit, two samples were taken, as the copper oxides were clearly visible in all the outcrops. Visually verified was the presence of visible gold found in one of the open cuts on the Pitalla Concession. The samples were prepared and shipped to a Vancouver, British Columbia, Canada, laboratory for assay using standard assay techniques. Gold was determined using a 30-gram fire-assay with atomic absorption (AA) finish. Silver was determined by a four acid digestion and AA finish. Copper samples were assayed using acid digestion with AA finish. Copper analyses above 1% were rerun. The samples indicate the presence of copper accompanied by gold, and silver and substantiate the general tenure of the mineralization as reported by Pitalla. Sample M180750 included rocks with visible gold.

Samples were sent to a Spokane, Washington, USA, laboratory for bucket leach tests in early 2004 to determine acid soluble copper and recoverable silver using cyanide. For the bucket leach tests the sample is submerged in the acid and checked on a daily basis for free acid. If required, the bucket is drained and the acid replaced. The copper present in the acid is measured using AA techniques. A pulverized sample from the dumps on the Pitalla Concession indicated material copper/silver mineralization. Numerous samples indicated material copper/silver mineralization with gold present. Additional testing was recommended.

Valenzuela Project (El Valle)
Gold-Silver Exploration Property
Sonora, Mexico

Acquisition Details
The El Valle concession portion of the Valenzuela Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005. Surrounded by the aforementioned El Valle concession, the two exploitation concessions (The San Martin concessions) were held under an Option to Purchase dated in 2002. It was agreed to reinstate the original intent with a new agreement that was signed in January 2006. The Company plans to finalize the acquisition of the San Martin concessions but there is no guarantee that they will be successful.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The properties are located 100 kilometers southeast of Cananea in the state of Sonora, Mexico.

A paved road runs through the Groupo Mexico's La Caridad open pit porphyry copper mine and mill facility east of Nacozari de Garcia. From there a 20 kilometer gravel road runs to the village of San Juan Del Rio. The property is a further 10 kilometers beyond the village by a dirt road.

The climate is arid and hot, typical of the Sierra Madre, with an average temperature of 18°C, with lows of 10°C and highs of 34°C. Precipitation averages 550 millimeters, most of it occurring during the period July to September. Snowfall is common in December and January but does not remain for long on the ground. Vegetation is typical of the foothills of the Sierra Madre and includes oak and pine forests.

Supplies and experienced miners are available in the nearby mining community of San Juan Del Rio, population 350, and Cananea, a mining community with a population of 30,000, located 100 kilometers to the north. Power and water are readily available. The nearest scheduled air service is available at Hermosillo which has direct flights to the United States and other Mexican cities.

The property is characterized by rugged hills, with elevations ranging from 900 meters ASL to 1180 meters ASL.

Regional Geology
The property is located within the Sierra Madre Occidental Mountains which are characterized by two distinct packages of volcanic rocks: one group of early Oligocene age (28 to 36 million years old), which are unconformably overlain by younger rocks of Miocene age (18 to 24 million years old). Underlying these volcanic rocks are Paleozoic to Cretaceous sediments and locally Precambrian granite. The Oligocene-age formations are known as the Lower Volcanic Group, and consist mainly of andesitic volcanoclastic rocks. They are generally massive in nature and show extensive propylitic alteration. The upper members towards the contact with overlying Miocene volcanic rocks tend to become more felsic and thick beds of rhyodacite and rhyolite are found intercalated with andesites and dacites. A period of explosive volcanism laid down andesite and dacite tuffs and agglomerates that are overlain by the Upper Volcanic Group, consisting of Miocene age flows and tuffs that show well-defined bedding and form the high cliffs that characterize the landscape. Normal extensional faulting has created a series of large, gently dipping blocks with almost no signs of alteration. The Sierra Madre Occidental Province is host to some of the largest precious metal districts in Mexico, including, Delores, Ocampo, Batopilas, Tayoltita, and recent discoveries such as La Ciénega and El Sauzal. Mineralization in all of these districts is found in the Lower Sequence.

Local and Property Geology
The property is underlain by early Cretaceous to Tertiary intermediate volcanic flows and tuffs that are part of the western margin of the Sierra Madre. In the area of the mine, the volcanic flows are intruded by a Tertiary rhyolite plug (Figure 24). Locally, the earlier volcanic rocks are overlain by the later capping Upper Group volcanic rocks of the Sierra Madre.

Prior Exploration
Production from the Valenzuela Mine began in the 1950s and extended over a five-year period with the mill located near San Juan Del Rio. Minor production also occurred from the nearby Amelia Mine. In the early 1980s Groupo Mexico drilled two or three holes on the top of the ridge to investigate the potential of the vein as a precious metal-bearing silica flux. Results of the drilling are unknown.

Prior to its acquisition in July 2005, Pitalla carried out limited reconnaissance sampling in 2002. An independent sampling program was carried out by SilverCrest Mines Inc. (SilverCrest) in December 2003. SilverCrest assays consisted of both underground and surface samples. Nine of the 48 samples assayed above 0.05 g/t gold or 15 g/t silver. These results suggest the higher silver values are generally limited to the veins.

Pitalla conducted reconnaissance level rock sampling over the property. Composite grabs were taken from the dumps and representative chips were taken from outcrops and veins. Where possible the veins were sampled by taking a chip channel across strike. Each sample was described and located using a GPS. SilverCrest samples were taken by an independent Qualified Person. Underground samples consisted of 1-meter to 2-meter wide chips taken along the wall of the drift. Surface samples were taken across the vein or structure.

Pitalla samples were prepared in the ALS Chemex facility in Hermosillo and sent to Vancouver, British Columbia, for assay. Standard fire assay procedures, 30-gram sample, with AA finish were used for the gold assays. Silver assays were carried out using aqua regia digestion with an ICP finish. No special security measures were taken. SilverCrest samples were assayed at Chemex in Vancouver using standard fire assay procedures. Sampling by an Independent Qualified Person contracted by SilverCrest substantiates the presence of gold and silver values.

Cochis Gold Project
100%-Owned Gold Exploration
Sonora, Mexico

Acquisition Details
The Cohis Gold Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Cochis project was staked in 2004 and consists of a single concession, El Toro, which is 250 hectares in area. A 30-hectare internal claim held by a third party covers one of the areas of old workings. Cochis is located approximately 70 kilometers northeast of Hermosillo and 15 kilometers from Gaudalupe de Ures which is connected to Hermosillo by Highway #21. Gravel roads and local ranch roads access most areas of the property.

The concession was staked to protect 3.5 kilometers of the Cochis fault, a sheared fault zone that has a number of old workings along its length. Associated structures are stone construction with large trees growing through them, indicating they are at least 100 years old.

The area north of the fault is underlain by quartzites, shales and limestones assumed to be Cretaceous in age and analogous to the sedimentary units hosting the Santa Gertrudis gold deposit further to the north. Most of the sediments but particularly the quartzite have been thoroughly shattered and altered by silica flooding and sericitization over a broad area near the fault. Widespread limonite indicates suphides were placed hydrothermally throughout the altered zone. Within the fault zone area is an intruding porphyry dyke that roughly follows the fault zone. The dyke is also heavily altered and has large amounts of limonite indicating it had a high sulphide content that is now oxidized near surface. The dyke weathers in but was seen in several places and appears to follow the entire fault zone through the property. South of the fault intrusives are more common, with the fault itself the likely boundary.

The Cochis fault zone is complex with at least six different strands and appears to be a large displacement strike-slip fault. The fault channeled the porphyry dike and acted as the conduit for the mineralizing fluids that caused the broad pervasive alteration. Quartz veins are also seen following the fault in several areas and these may have been the target for miners in the past seeking high-grade ores.

Prior Exploration
A number of reconnaissance samples were taken along the fault zone from various structures and alteration areas that averaged about 33 g/t silver and 0.5 g/t gold. In general the area bears many similarities to some sub-classes of the Carlin model, with structurally controlled gold mineralization driven by fault structures cutting sedimentary units and in particular the Getchell model. Gold and silver were anomalous in most samples taken along the 3.5-kilometer strike of the fault covered by the concession. Mineralization is also present in parallel-brecciated fault-zones and cross faults perpendicular to the Cochis fault.

Given the widespread gold and silver values and permissive structural framework of the area Pediment plans to follow up with more detailed mapping and a sampling campaign to highlight areas with the best gold silver concentrations at surface for follow up with trenching, drilling and subsurface sampling where old workings can be accessed,

Baja California Sur Project (Las Colinas)
Location Map



LAS COLINAS PROPERTY
LA PAZ
Gulf of California
Pacific Ocean
MEXICO
MAP AREA
Todos Santos
San Bartolo
Santiago
San José del Cabo
Cabo San Lucas
24°
22°
110°
0
20 km
Pediment Exploration Limited
PROPERTY LOCATION
BAJA CALIFORNIA SUR
Figure 1
Roscoe Postle Associates Inc. , June 2004

Baja California Sur (Las Colinas)
100%-Owned Gold Exploration
Baja California, Mexico

Acquisition Details
The Baja California Sur Project was acquired pursuant to the aforementioned purchase of Pitalla in September 2005.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Baja California Sur (Las Colinas) property currently consists of two concessions: Cirio and Emily. The concessions total approximately 8,163 acres. They are located in the San Antonio mining district located 40 kilometers southeast of La Paz, Mexico, capital city of the State of Baja California Sur.

The property is easily accessible by improved gravel roads that extend 5 kilometers north-northeast of the town of San Antonio located on Highway No 1. Dirt roads provide access throughout the property.

The climate is arid and hot, with an average temperature of 23°C, with lows of 12°C and highs of 35°C. Precipitation averages 170 millimeters, most of it associated with hurricane systems occurring during the period August and September. Vegetation consists of numerous varieties of thorny desert cacti, small shrubs and bushes, including manzanilla, mesquite, and palo verde.

Local labor is available in the nearby towns and La Paz. The capital city, with a population of about 170,000, is serviced by daily flights from the United States and other cities in Mexico. Electric power is readily available with a 115 kV power line passing through San Antonio

The northern part of the property is characterized by rounded hills rising from the pediment with elevations ranging from 200-meters to 250-meters above sea level (ASL). The southern part is more rugged with elevations from 400-meters to 600-meters ASL.

Regional Geology
The concession is located on the southern tip of the Baja Peninsula within the La Paz crystalline complex dominated by Mesozoic batholiths of intermediate to felsic composition that intruded and metamorphosed early Mesozoic clastic and calcareous sedimentary rocks. A thick sequence of Tertiary volcanic and volcaniclastic rocks crops out west of the La Paz fault. Erosion has removed the meta-sediments and Tertiary volcanic rocks from the Las Colinas area. The south-southeast trending Baja peninsula is cut diagonally by north-south striking range-front faults with grabens thought to be related to the Tertiary extensional environment of the Gulf of California and East Pacific Rise. These faults bound the 20-kilometers to 30-kilometers wide, 100-kilometers long, Todos Santos mineral belt that includes the Paredones Amarillos, El Triunfo and San Antonio mining districts. The El Triunfo and San Antonio districts are related spatially but the Triunfo district is silver dominated while San Antonio is gold dominated with gold to silver ratios of 1:1. Radiometric dating of the intrusives and alteration indicate a Triunfo age of 130 million years and San Antonio about 90 million years. The early mining in both districts was focused on oxidized high-sulphide, high-grade gold-silver veins ranging in width of up to 3 meters with strike lengths of nearly 2 kilometers. The Triunfo veins strike north-northeast and possibly converge with the north-south trending San Antonio vein system on the Las Colinas Property north of the currently defined mineralization.

Local and Property Geology

Outcrop is limited to the hills and low-lying areas of subcrop. Shallow pediment gravels underlie the northern part of the Cirio Concession. Mesozoic intrusive rocks at Las Colinas represent the upper portion of a batholith ranging in composition from gabbro to granite that intrudes early Mesozoic gneiss and schist. Quartz diorite and gabbro are the most common lithologies. North trending west-dipping shear zones comprised of cataclasite and mylonite are present within the intrusives and metamorphic rocks. Post-mineral andesite and dacite dykes intrude the earlier rocks. The shear zones host variable thicknesses of cataclasite and mylonite and dip 30O-to-50O to the west. The cataclasite is a dense competent rock composed of fragments of potassium feldspar and quartz in a matrix of sericite, chlorite and quartz. The mylonite could be described as a finer-grained cataclasite.

Prior Exploration

The Jesuits mined gold and silver in the 1700s from the San Antonio and nearby El Triunfo districts. Old pits and shallow shafts have been noted on the both the Cirio and Emily Concessions. The government geological branch, Consejo De Recursos Minerales (CRM), carried out work in the 1970's consisting of mapping, trenching and limited magnetic and Induced Polarization (IP) surveys which covered portions of the Las Colinas Property. Echo Bay Exploration Inc. (Echo Bay) acquired the concession in the mid-1990s at the same time that they were working on the Paredones Amarillos joint venture, 20 kilometers south. Information on the Echo Bay program is limited to the public documents listed in the Reference section. Echo Bay carried out detailed geological mapping, stream sediment, soil and rock chip sampling, trenching, ground geophysics, airborne geophysics, drilling and metallurgical studies. Drilling of 31 reverse circulation (RC) holes totaling 6,085.5 meters resulted in the estimation of gold mineralizationa. The Company believes that approximately 15% of the historical mineralization is on the adjoining Texcalama Concession to the south that is not currently owned by the Company.

Prior to its acquisition in July 2005, Pitalla had not carried out any systematic exploration on the property and their work was limited to compilation and minor rock sampling on the northern extension of the main zone.

During the mid 1990s, Echo Bay carried out, airborne magnetics, ground electromagnetics, radiometrics and VLF surveys, ground magnetic and IP surveys, soil sampling, trenching, mapping and drilling. A limited amount of the work is available in the public domain. The radiometric survey is reported to have indicated an anomalous potassium and K/Th ratio response associated with the Las Colinas mineralization. The cataclasite is a relative conductor compared to the diorite and granodiorite. A close correlation between the increased polarization response and the sulphides containing the gold mineralization was noted. The IP survey was run using 100-meter dipole spacing on lines spaced 200-meters apart. Additional lines to the north were run using 50-meter dipoles on 200-meter line spacing. Echo Bay concluded that the IP was successful in outlining the mineralization that was still open to the north beyond the IP coverage. Incomplete results from a soil survey also suggest a continuation of the mineralization to the north. Drill holes SA97-120 and SA97-123 confirm the extension of the mineralization to the north.

Echo Bay has completed 31 RC holes totaling 6,085.5 meters. Two cross sections, one through the center of the mineralized body and one to the north illustrate the continuation of the mineralization. Echo Bay reports that the drilling was carried out using RC rigs. Not seen were any RC chip trays, core, or drill logs; but, rock chips commonly found near RC holes were found at the hole collars which had been plugged and labeled by Echo Bay.

The sampling method used by Echo Bay in the collection of the trench samples and the RC drilling is not documented but is assumed to follow standard industry practices as it was carried out in 1996 to 1997, under the supervision of competent geologists.

The sample preparation and analysis procedures used at Las Colinas are not available at the present time. During the Las Colinas drill program, Echo Bay was also carrying out drilling programs at the nearby Paredones project and a sample prep lab had been set up on site. Analyses were carried out by Cone Laboratories in Denver using standard fire assay techniques. The Company's engineering firm author is familiar with this lab and it is considered to have an excellent reputation in the industry. It is assumed that similar methods would have been used during the Las Colinas drilling. There is no record of any particular security measures undertaken by Echo Bay. The Company believes that the sampling and analytical procedures were carried out according to industry standards and that the assay results used in the historical resource estimate are considered reliable and representative of the mineralization on the property.

The Company has not verified the database used in the historical resource estimate. During a site visit, eight samples were taken from the various dumps and trenches from the area explored by Echo Bay. In addition, three samples were taken from old workings within several hundred meters of the highway on the south part of the Cirio concession south of San Antonio. The samples were prepared, and then assayed using standard assay techniques. Gold was determined using a 30-gram fire assay with atomic absorption (AA) finish. Silver was determined by a four-acid digestion and AA finish. Although direct comparisons with the Echo Bay sample results are not possible as the Company does not have access to the detailed Echo Bay data, the samples indicate the presence of gold and silver and substantiate the general tenure of the mineralization.

Echo Bay had metallurgical testwork carried out.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the three months ended 12/31/2006 and fiscal years ended 9/30/2006, 9/30/2005, and 9/30/2004 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction

A deal was signed on 10/5/2000 by the Company to acquire a 100% interest in PODbook.com Ltd. ("PODbook"). The acquired technology related to developing Internet- based print-related services and software and was not successful. The technology rights were held in PODbook Ltd., a subsidiary of the Company. The Company unconsolidated and disposed of the subsidiary and all of its assets and liabilities. On the non-consolidated balance sheet of Pediment it incurred a loss of $416,251.72 on its investment in PODbook. The losses in PODbook were in excess of the loss incurred in Pediment so the loss was taken directly into retained earnings.

Effective 9/29/2005, the Company completed the acquisition of Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), a private Mexican company that owned the aforementioned property interests. Compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

The Company uses consultants in two general areas of it's business. Much of the day to day management of the Company is performed by consultants where full time service is not required. Some geological activities and also handled by consultants where it is impractical to hire employees for short periods of time. The Company also uses consultants for investor relations activities and stock promotion.

To fund corporate expenses and the above efforts, the Company has issued equity in numerous public/private placements of equity, stock-for-property arrangements, stock-for-debt arrangements, bridge loans, and the exercise of stock options/warrants. At 12/31/2006, the Company had $3.8 million in working capital; the Company believes it has sufficient funds to undertake its planned operations and exploration projects at least through Fiscal 2007.

Effective 9/21/2004, the Company consolidated its share capital on the basis of one new share for fifteen old shares. All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Financing Time Line
Refer to ITEM #10.A.6
The Company relied upon the exemption from registration in the United States provided by Regulation S for the following equity offerings:

Effective 1/16/2005, a non-brokered private placement of 1,135,000 units at $0.30 per unit was completed for gross proceeds of $340,500. A $28,350 cash commission and a finder's fee consisting of 100,000 units was paid to a third party. Each unit consisted of one common share and one-half share purchase warrant; one whole share purchase warrant is exercisable at $0.35 per share until 1/16/2006.

Effective 1/16/2005, as part of the aforementioned private placement, the Company issued non-interest bearing convertible debentures maturing 12/31/2006, raising $409,500. On 9/29/2005, the debentures converted into 1,365,000 units at a price of $0.30 per unit. Each unit will consist of one common share and one-half share purchase warrant; one whole share purchase warrant is exercisable at $0.35 per share until 12/31/2006.

Effective 1/16/2005, the Company settled $157,500 of debt through the issuance of 350,000 common shares.

Effective 9/29/2005, a non-brokered private placement of 4,400,000 units at $0.45 per unit was completed for gross proceeds of $1,980,000. A finder's fee, consisting of 185,040 units was paid to a third party. Each unit consisted of one common share and one-half share purchase warrant; one whole share purchase warrant is exercisable at $0.60 per share until 3/29/2007. Share issuance and certain closing costs of $271,888 were incurred by the Company through the private placement. As of 9/30/2005, fiscal yearend, the Company had $1,600,660 of share subscriptions receivables outstanding that were associated with this private placement. These funds were held in trust with fiscal agents and corporate counsel on behalf of the Company. All funds were received subsequent to fiscal yearend; and funds held in trust were released.

Effective 1/23/2006, a non-brokered private placement of 1,713,500 units at $0.64 per unit was completed for gross proceeds of $1,096,640. Each unit consists of on common share and one-half of a share purchase warrant. One warrant will entitle the holder to acquire an additional common share exercisable at $0.80 per share until 1/24/2007. A finder's fee consisting of 16,905 common shares and $65,945 cash was paid to a third party.

Effective 3/17/2006, a non-brokered private placement of 2,967,335 units at $0.75 per unit was completed for gross proceeds of $2.22 million. The Company is pleased to report that the $0.75 private placement announced last month has been filed with and approved by the TSX Venture Exchange. Due to heavy demand, the placement was increased from the original two million units to 2,967,335 units, for gross proceeds of $2.22 million. Each unit is composed of one $0.75 share and one half of one share purchase warrant. Each full warrant allows the holder to purchase an additional share of Pediment for $0.91 on or before 3/17/2007. The shares issued under the placement or on the exercise of warrants issued under the placement are subject to a hold period ending on 7/18/2006.

Effective 4/25/2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750. 58,250 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before 4/25/2007.

Critical Accounting Policies

Management is required to make judgments/estimates/assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, the Company evaluates its estimates and assumptions. It bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the capitalization of exploration stage property exploration expenses under Canadian GAAP, which are expensed under USGAAP; the disclosure and calculation of stock-based compensation; and the exclusion of contingently-cancelable escrow shares from the calculation of earning (loss) per share.

Recent Accounting Pronouncements

a.   In December 2004, FASB issued Statement No. 123 (revised 2004) Share-Based Payment ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supercedes the Company's current accounting under APB 25. SFAS 123 (R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123 (R). This standard will not have an impact on the Company's financial statements as it already applies the fair value method of accounting for its stock options.

b.   FAS 153, Exchanges of Non-Monetary Assets. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary assets exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company's financial statements.

c.   FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied interpretation 46, or Interpretation FIN 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to a special-purpose entities for period ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities and by non-public entities to all types of entities is required at various dated in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply interpretation 46 for a short period of time before applying Interpretation FIN 46(R). There is no impact on the Company's financial statements.

d.   SFAS 154, *Accounting Changes and Error Corrections*.   This new standard replaces APB Opinion No. 20, *Accounting Changes*, and FASB 3, *Reporting Accounting Changes in Interim Financial Statements*.   Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so.   Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement". The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.   Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.   There is no impact on the Company's financial statements.

e.   SFAS 157, *Fair Value Measurements*.   The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities.   The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability.   The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.   Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's financial statements.

f.   On July 13, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.   Additionally, Interpretation 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.   Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.   The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

Six Months Ended March 31, 2007 vs. Six Months Ended March 31, 2006
Operating expenses increased to $1,016,909 from $406,720. "Investor relations and promotion" increased 37% to $273,068 as the Company embarked on a program to improve communications with it's shareholders and the financial community. "Consultants and sub-contractors" increased 140% to $219,982 including $108,000 paid to officers and directors, as a result of consulting services related to the roles of President and CEO, Chief Financial Officer and VP of Exploration. "Office Administration" increased five-fold to $170,958 because of general office expenses for the period, legal fees and audit and accounting fees, which rose due to the initiation of a payroll system and the services fees that resulted, an increased usage of postage, delivery and courier services, business meals during the period which included meetings for the Vancouver Resource Investment Conference, and the initiation of a Chamber of Commerce benefits plan. "Salaries" were $235,230 (versus $nil) as a result of the hiring salaried employees and initiating a payroll system.

Other Income(Expenses) increased to $151,188 compared to $10,081 reflecting the much higher investment/other income [$57,800 versus $26,086] and a large "foreign exchange loss" [$93,388 versus ($16,005].

Net Loss for the Six Months Ended 3/31/2007 was ($865,721) or ($0.04) per share. Net Loss for the same period last year was ($396, 639) or ($0.02) per share.

Liquidity and Capital Resources
At 3/31/2007, the Company had working capital of $6,123,530 compared to its 9/30/2006 working capital of approximately $4,662,546. The Company is able to meet its past and ongoing financial obligations at this time.

Cash Used by Six Months Ended 3/31/2007 Operating Activities totaled ($760,308), including the ($865,721) Net Loss. Significant adjustments included $1,643 in amortization, $311,474 in stock-based compensation, and ($207,704) in changes in non-cash working capital balances related to operations". Cash Used in Six Months Ended 2/21/2007 Investing Activities was ($948,110), primarily for mineral property costs. Cash provided from Six Months Ended 3/31/2007 Financing Activities was $2,949,023, primarily the aforementioned financings, offset by repayment of $12,676 of "due from related parties".

Fiscal 2006 Ended September 30, 2006 vs. Fiscal 2005

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico. The goals of the Company are to identify and develop mineral resource targets. The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage. The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The Company, beginning in 2003, began to focus on a return to mineral resource exploration.   On 9/10/2004 the Company changed its name to Pediment Exploration Ltd. ("Pediment").   Effective 9/21/2004, the Company consolidated its capital on a one-new-for-fifteen-old basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H.   This new focus culminated in the Company entering into share purchase agreement in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. ("Pitalla"), a Mexican company with six mineral projects in Mexico.

For the Company's exploration activities, there is no production, sales or inventory. The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.   Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors are outside of the Company's control.

The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.   Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.   The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.   The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition of Pitalla are reflected in significant improvements in cash resources and working capital, increased operating and due diligence expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, related transactions and recent financings.

The Company spent the first year, to year and a half of existence on developing the Company's Mexican subsidiary.   The Company now has an active office in Mexico with four geologists, and full bookkeeping and accounting capabilities.   The Company has consolidated all its property information into its new Mexican office.

Over the past year, the Company has successfully moved four of its seven properties out of their grass roots status into nearing the drilling stage. The Company continues to advance these projects and expects to move additional projects into the drilling stage either through joint ventures or its own work programs, over the next four months.

On 11/30/2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project. On 1/25/2007, Inmet Mining Corp. served the Company with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000. The next payment is not due until the end of July 2007 with payments totaling $250,000 and expenditures totaling $5 million over four years. The holding company to be created is still pending and numerous potential deadlines and contract specifics are yet to be determined.

Results of Operations
The Company currently has no producing properties and consequently no operating income or cash flow. The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned. At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

The Company currently does not have an operating mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. The key determinants of the Company's operating results are the following:
a. the state of capital markets, which affects the ability of the Company to finance its exploration activities;
b. the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and
c. market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Overall expenses increased 41%to $1,640,864 from $1,164,482 as the Company increased "investor relations and promotion", travel and legal/audit expenses. "Consultants" decreased by $263,900 to $538,290; but, this was offset by the payment of "Salaries" of $180,407. "Investor relations and promotion" increased seventyfold to $509,691 as the Company embarked on a program to improve communications with shareholders and the financial community. "Travel" increased nearly tenfold to $167,370.

Management anticipates that general corporate expenses will rise next year; but, some of Fiscal 2006's high costs will not re-occur. As indicated in ITEM #4A, "Plan of Operations", the Company anticipates expending $0.8 million on corporate expenses during Fiscal 2007.

Other Income (Expenses) increased to $53,582 from $29,245 reflecting the much higher investment/other income and a larger "foreign exchange loss".

Net Loss for Fiscal 2007 was ($1,587,282) or ($0.08) per share. Net Loss for Fiscal 2005 was ($1,135,237) or ($0.27) per share.

Liquidity and Capital Resources
At 9/30/2006, the Company had working capital of $4,662,546 compared to its 9/30/2005 working capital of approximately $308,000. The Company anticipates being able to meet its planned operational and exploration expenditures from existing funds through at least the end of Fiscal 2008.

Cash Used by Fiscal 2006 Ended 9/30/2006 Operating Activities totaled ($1,193,487) including the ($1,587,282) Net Loss. Significant adjustments included $561,588 in stock-based compensation and ($168,240) in changes in non-cash working capital balances related to operations". Cash Used in Fiscal 2005 Investing Activities was $593,423, primarily for mineral property costs. Cash provided from Fiscal 2006 Financing Activities was $6,018,906, primarily from the aforementioned financings.

On 1/24/2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640; 16,905 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before 1/24/2007 (extended to 3/31/2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

On 3/17/2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500; 66,813 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before 3/17/2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

On 4/25/2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750.25; 58,250 additional units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before 4/25/2007. Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

Part of the funds were be used to cover the ongoing US$500,000 Phase 1 exploration program on the mineral projects of Pitalla. In addition, on 9/25/2005 the Company issued 350,000 shares to retire $157,500 of liabilities held by non-arms length individuals at a price of $0.45 per share.

Disclosure and Financial Reporting Controls
The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded processed and summarized and reported. Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the year and more specifically, at 9/30/2006. The Company has not made any change in internal controls over financial reporting during the past year.

Transactions with Related Parties
The Company has the following related party transactions and balances:
a. Legal fees of $56,000 for legal services provided to the Company for the period July 2001 to December 2004 were paid during Fiscal 2005 to a law firm of which a director of the Company is a partner of. During fiscal 2005, beginning in December 2004 the Company accrued legal fees of $72,000 payable to the same law firm and, during the year ended 9/30/2006 approximately an additional $217,000 in legal fees (plus expenses and taxes) accrued. Management believes that these legal fees paid or accrued are at prevailing commercial rates.
b. The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company. Under the terms of the contract he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, an increase in his monthly salary to $8,000 per month. Under its terms, Mr. Freeman is entitled to up to 400,000 stock options in the Company (320,000 options granted to date). The contract expired 12/31/2005 and was replaced by a contract dated effective 2/1/2006 providing for compensation of $8000 per month, which amount was increased to $12,000 per month effective 5/1/2006, and options as determined by the Board of Directors.

Fiscal 2005 Ended September 20, 2005 compared to Fiscal 2004
The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development, when appropriate, of resource properties in Mexico. The goals of the Company are to identify and develop mineral resource targets. The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage.

The Company, beginning in 2003, began to focus on a return to mineral resource exploration. In September 2004, the Company changed its name to Pediment Exploration Ltd. ("Pediment"). Effective September 2004, the Company consolidated its capital on a 1-new-for-15-old basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H. This new focus culminated in the Company entering into share purchase agreement in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. ("Pitalla"), a Mexican company with six mineral projects in Mexico. In October 2005, the Exchange approved the acquisition of Pitalla and the Company issued 5.4 million common shares to the 23 members of El Dragon Minerals LLC, a private Nevada limited liability company that owned all of the issued shares of Pitalla. Approximately 2.8 million of these shares were issued subject to a three-year "value escrow" agreement. In addition, the Company must issue an additional 2.5 million bonus shares if more than one million ounces of gold or gold equivalent are discovered on three or fewer of Pitalla's mineral properties projects, with at least 500,000 ounces on a single project.

The Company currently has no producing properties and consequently no operating income or cash flow.

The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned. At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

65

The Company currently does not have an operating mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. The key determinants of the Company's operating results are the following:

(a) the state of capital markets, which affects the ability of the Company to finance its exploration activities;
(b) the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and
(c) market prices for natural resources.

During Fiscal 2005, the Company conducted due diligence on Pitalla and its Mexican mineral properties.

Overall expenses increased tenfold to $1,164,482 from $112,179 as the Company consummated its acquisition of Pitalla. The bulk of the costs were stock-based compensation related to the issuance of stock options/warrants and "interest and financing costs" = $840,413. Another significant category were legal and audit costs of $70,881 that rose 80% reflecting increased activity related to completing the acquisition. Similarly, "property investigation costs" were $61,284 (2004 = $nil) and travel was $17,592 (2004 = $1,441). The Company spent $132,465 on consultants (2004 = $23,213) related to management services. Management anticipates that general corporate expenses will rise next year; but, many of Fiscal 2005's high costs will not re-occur. As indicated in ITEM #4A, "Plan of Operations", the Company anticipates expending $390,200 on corporate expenses during Fiscal 2006.

Other Income (Expenses) declined to $29,245. During Fiscal 2004, the Company entered into settlement agreements for the reduction of certain accounts payable by $80,701 and also wrote-off other trade payables in the amount of $39,260 for an aggregate write-off of $119,961; such write-downs during Fiscal 2005 totaled only $29,603.

Net Loss for Fiscal 2005 was ($1,135,237) or ($0.27) per share. Net Income for Fiscal 2004 was $7,782 or $0.00 per share.

Liquidity and Capital Resources

The Company had working capital of $308,105 at 9/30/2005. Cash Used by Fiscal 2005 Operating Activities totaled ($535,298) including the ($1,135,237) Net Loss. Significant adjustments included: $669,725 in stock-base compensation, $170,688 in non-cash financing costs, ($29,603) from recovery of liabilities written-off; and (211,528) in changes in non-cash working capital balances related to operations". Cash Used in Fiscal 2005 Investing Activities was $nil. Cash provided from Fiscal 2005 Financing Activities was $945,655, including the aforementioned financings and a ($45,211) decrease in "due to related parties".

Fiscal 2004 Ended September 20, 2004 compared to Fiscal 2003

The Company's current business includes the return to mineral resource exploration. On 7/29/2004, the Company entered into a Letter of Intent to acquire Compania Minera Pitalla, S.A. de C.V., a Mexican corporation ("Pitalla") that owned numerous gold/silver/copper exploration mineral properties in Mexico. During Fiscal 2005, the Company completed the acquisition of Pitalla; compensation was the issuance of 5.4 million common shares and the agreement to issue an additional 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

On 9/10/2004, the Company changed its name to Pediment Exploration Ltd. Effective 9/21/2004, the Company consolidated its capital on a one-for-fifteen basis and its common shares commenced trading on the TSX Venture Exchange under the symbol PEZ.H.

While nominally still in the business of developing Internet-based print-related services and software, corporate activities in this business were not material. Subsequent to fiscal yearend, on 1/5/2005, the Company agreed to the sale of it's subsidiary, PODbook.com Ltd., to Daniel Walters, a former President/Director of the Company in exchange for the agreement to cancel his 180,000 (post-consolidation) escrowed shares and other consideration.

Overall expenses decreased considerably to $112,179 from $278,181 as the Company continued to reduce its operations. A significant decrease was seen in amortization to $5,400 from $184,691. Just before yearend the Company was able to negotiate debt settlement agreements to reduce its overall debt by $119,961; this reduction was recorded as a credit to expenses.

Net Income for Fiscal 2004 was $7,782 or $0.00 per share. Net loss for Fiscal 2003 was ($283,716) or ($0.09) per share.

Liquidity and Capital Resources

The Company had negative working capital of ($400,537) at 9/30/2004. Cash Used by Fiscal 2004 Operating Activities totaled ($48,413) including the $7,782 Net Income. Significant adjustments included: $5,400 in amortization, ($119,861) in "expense recovery" related to negotiated settlements with debtors that allowed the settlement of debts at less than previously recorded amounts; and $58,366 in "changes in non-cash working capital balances related to operations". Cash Used in Fiscal 2004 Investing Activities was $nil. Cash provided from Fiscal 2004 Financing Activities was $34,125 from an increase in "due to related parties".

5.C. Research and development, patents and licenses, etc.
5.D. Trend information
5.G. Safe harbor.
    --- No Disclosure Necessary ---

5.E. Off-Balance Sheet Arrangements
5.F. Tabular disclosure of contractual obligations

Exploration licenses: The Company holds, or is in the final stages of application for, exploration licenses in Mexico. Licenses have commitments for exploration expenditures in the 2007 calendar year of about $700,000.

Acquisitions: In connection with the purchase of Pitalla, the Company issued 5,549,998 common shares (including finder's fee); the Company is contingently obligated to issue a further 2,500,000 common shares upon the achievement of certain performance standards related to the property interests.

Other than disclosed above, we do not have any contractual obligations and commitments as of 1/31/2007 that will require significant cash outlays in the future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
April 30, 2007

Name	Position	Age	Date of First Election or Appointment
Bradley T. Aelicks (1)	Director	46	July 1987
André D. Audet (1)	Director	45	February 2005
Dayna Caouette (5)	Corporate Secretary	24	April 2007
Ewan S. Downie	Director	40	February 2005
Gary Freeman (2)(1)	President/CEO/Director	49	March 2005
Michael Halvorson	Director	61	March 2006
Melvin Herdrick (3)	VP Exploration/Director	65	September 2005
John Seaman (4)	Chief Financial Officer	40	April 2007
Chris Theodoropoulos	Director	52	March 2007

(1)   Member of Audit Committee.
(2)   He spends full time on the affairs of the Company.
(3)   He spends full-time on the affairs of the Company.
(4)   He spends about 10% of his time on the affairs of the Company.
(5)   He spends about 15% of his time on the affairs of the Company.
(6)   She spends full-time on the affairs of the Company.

Bradley T. Aelicks, Director, has over twenty years experience in geology, senior management/directorships of public companies, and financial consulting. He graduated from Laurentian University with a Bachelor of Science degree in Geology in 1984. Since March 2003, he has been a partner/founder of B&D Capital Partners, a management consulting and capital formation firm. From 1997 until 2004, he held senior management positions (including President/Director from 1997 to Nov 2002 and Executive Vice President/Director from December 2002 until 2004) of Napier Environmental Technologies Inc. He also held other senior management positions, including: Secretary/Director of Wavefront Energy and Environmental Services Inc. from May 1990 until 2003.

André D. Audet, Director, has over eleven years experience in the stockbrokerage industry and in corporate management/directorships of public mineral exploration companies. Since December 2003, he has been President/CEO and a Director of Everton Resources Inc. (a mineral exploration company trading on the TSX Venture Exchange); a Director since August 2002. From August 1999 to April 2004, he was Vice President/Director of Majescor Resources Inc.; President/CEO/Director since April 2004.

Dayna Caouette, Corporate Secretary, has two years experience as an executive/marketing assistant with mineral exploration firms. Since June 2006 she has been and executive assistant with the Company.

Ewan S. Downie, Director, has over twenty years experience as a geologist and in senior management/directorships of mineral exploration firms. Since October 1995, he has been President/CEO/Director of Wolfden Resources Inc., a mineral exploration company trading on the TSX Stock Exchange.

Gary Freeman, President/CEO/Director, has over 25 years experience in finance and marketing with a specialty in reorganizing companies. He was appointed a Director in March 2005 and President/CEO in July 2005. From March 2000 to September 2004, he was President/CEO/Director of Wealth Minerals Ltd., a mineral exploration company trading on the TSX Stock Exchange; a Director since September 2004. He was appointed a Director and President of Disk Factories Corporation on March 28, 2006.

Michael Halvorson, Director has wide financial industry experience with nearly forty years experience in the stockbrokerage and real estate industries. He has been a financial consultant and a Director to numerous natural resource companies. He formed and has headed Halcorp Capital Ltd., an Alberta-based financial consulting firm since 1980. Since June 2003, he has been a Director of Viceroy Exploration Ltd.; from May 1999 to August 2002 and since June 2003, he has been a Director of Orezone Resources Inc.; since July 2004, he has been a Director of Strathmore Minerals Corp.; since July 2004, he has been a Director of NovaGold Resources Inc.; since October 1997, he has been a Director of Gentry Resources Ltd.; since April 1998 he has been a Director of Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.; and since April 2003 he has been a Director of Esperanza Silver Corporation.

Melvin Herdrick, VP Exploration/Director, is a professional geologist with over thirty years experience, including seven years as the Chief Geologist for Phelps Dodge in Mexico from 1994 to 2002. In 2002, Mr. Herdrick founded Pitalla, the private Mexican company acquired by the Company in July 2005. He was appointed VP Exploration in October and a Director in November 2005.

Stewart L. Lockwood, Corporate Secretary/Director since March 1995, has been a barrister/solicitor with the firm of VECTOR Corporate Finance Lawyers since July 2001 (Partner since July 2003). From 1995 to 2001, he was General Manager, Corporate Secretary, and General Counsel for Canarc Resource Corp., a TSE listed company; and is still their Corporate Secretary and counsel. From March 2005 to July 2005, he was Interim President/CEO of the Company. From September 1998 to July 2005, he was Chief Financial Officer of the Company.

John Seaman, Chief Financial Officer since April 2007, has over fourteen years experience in corporate management and accounting. He has been CFO since October 2002 and Director since June 2003 of Wolfden Resources Inc.; CFO/Director of Premier Gold Mines Limited since May 2006; and a Director of Rolling Rock Resources Corporation since June 2006; all Canadian-based mineral exploration companies. He also has been Controller for Apex Investigation & Security Inc. since 1992 (a private security firm).

Chris Theodoropoulos, Director since March 2007, has been a barrister/solicitor since receiving his civil law degree (BCL) in 1981 and his common law degree in 1982. For the past 20 years, he has practiced principally in the fields of corporate, securities, mining and commercial law involving publicly traded companies. Since July 2006, he has been Director and Chairman of the Board of Africo Resources Ltd. He was Associate Counsel with the firm of Getz Price Wells LLP, a law firm in Vancouver, BC from November 2003 until March 2007; and an independent legal and business consultant from 1996 to November 2003. Since March 2007, he has served as Chairman of Africo Resources Ltd. Working on a full-time basis.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

During the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Director Compensation
The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management/Director Cash Compensation
Total cash compensation accrued and/or paid (directly and/or indirectly) to all Senior Management during Fiscal 2006 ended 9/30/2006 was $273,000:
a. Gary Freemen, President/CEO/Director $128,000
b. Melvin Herdrick, VP Exploration   85,000
c. James Grinnell, Former Chief Financial Officer $42,000
d. Brad Aelicks, Director $18,000

In addition, the granting of below-market stock options resulted in non-cash compensation:
a. $78,187.50;
b. $ 9,550.00;
c. $nil; and
d. $11,125.00.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees/consultants. No SARs (stock appreciation rights) were granted during this period. During Fiscal 2006, 75,000 stock options were cancelled.

Table No. 8
Stock Option Grants in Fiscal 2006 Ended 9/30/2006

Name	Number of Options Granted	Percentage of Total Options Granted	Exer. Price Per Share	Grant Date	Expiration Date	Market Value of Securities Underlying Options on Date of Grant Per Share
GF Consulting Corp	285,000	12.61%	$0.80	4/25/2006	4/25/2011	$1.00
GF Consulting Corp	85,000	3.76%	$0.55	8/02/2006	8/02/2011	$0.55
Melvin Herdrick	30,000	1.33%	$0.80	4/25/2006	4/25/2011	$1.00
Melvin Herdrick	25,000	1.11%	$0.55	8/02/2006	8/02/2011	$0.55
Stewart Lockwood	10,000	0.44%	$0.80	4/25/2006	4/25/2011	$1.00
Michael Halvorson	100,000	4.42%	$0.80	4/25/2006	4/25/2011	$1.00
Michael Halvorson	100,000	4.42%	$0.55	8/02/2006	8/02/2011	$0.55
Bradley Aelicks	50,000	2.21%	$0.80	4/25/2006	4/25/2011	$1.00
Ewan Downie	70,000	3.10%	$0.55	8/02/2006	8/02/2011	$0.55
Employees	50,000	2.21%	$0.80	2/01/2006	2/02/2009	$0.93
Employees	220,000	9.73%	$0.55	8/02/2006	8/02/2011	$0.55
Consultants	285,000	12.61%	$0.80	2/01/2006	2/01/2007	$0.93
Consultants	200,000	8.85%	$0.80	2/01/2006	2/01/2011	$0.93
Consultants	150,000	6.64%	$0.80	2/09/2006	2/09/2009	$0.91
Consultants	300,000	13.27%	$0.80	3/22/2006	3/22/2007	$0.84
Consultants	300,000	13.27%	$0.55	8/02/2006	8/02/2011	$0.55
TOTAL	**2,260,000**	**100.0%**				

<u>Options/SARs Exercised During The Most Recently Completed Fiscal Year</u>
During the most recently completed fiscal year, 340,000 stock options were exercised by Senior Management, Directors and/or employees/consultants. No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2005 (none) by the Company's Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2006
Fiscal Yearend Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable
Bradley Aelicks	nil	$nil	82,500 / 37,500	$0 / $0
Andre Audet	nil	$nil	70,000 / 0	$0 / $0
Ewan Downie	70,000	$35,000	17,500 / 52,500	$0 / $0
Gary Freeman	150,000	$75,000	262,500 / 277,500	$0 / $0
James Grinnell	nil	$nil	40,000 / 0	$0 / $0
Michael Halvorson	nil	$nil	50,000 / 150,000	$0 / $0
Melvin Herdrick	70,000	$35,000	38,750 / 41,250	$0 / $0
Stewart Lockwood	50,000	$31,500	72,500 / 7,500	$0 / $0
Subtotal	**340,000**	**$176,500**	**633,750 / 566,250**	**$0 / $0**
Consultants	nil	$nil	1,015,000 / 435,000	$0 / $0
Employees	nil	$nil	80,000 / 190,000	$0 / $0
Subtotal	**nil**	**$nil**	**1,095,000 / 625,000**	**$0 / $0**
TOTAL	**nil**	**$nil**	**1,728,750 /1,191,250**	**$0 / $0**

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. Refer to ITEM #6.E., "Share Ownership" and Table No. 8, No. 9. No. 10, and No. 11 for information about stock options.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 10 and ITEM #7.B.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
The Company entered into a management contract dated effective 4/1/2005 with Gary Freeman, the President of the Company. Under the terms of the contract he received $5,000 per month retroactive to 4/1/2005, a $30,000 signing bonus and, beginning 8/1/2005 and coinciding with his appointment as President and his increased responsibilities, $8,000 per month. Under its terms, Mr. Freeman was entitled to up to 400,000 stock options in the Company (320,000 options granted to date). The contract expired 12/31/2006 and was replaced, effective 2/1/2006, by a contract which paid Mr. Freeman $8,000 per month ($12,000 per month effective 5/1/2006); provides for stock options as determined by the Board of Directors; and provides for a minimum payout of six months in the event of termination not for cause; and expires 9/30/2007.

The Company entered into a consulting contract dated effective 5/15/2006 with Mel Herdrick, a director of the Company. Under the terms of the contract he received US$500.00 per month based on a normal work month of 20 days. The contract is for a one-year term and can be terminated by either party with out cause by providing 90 days written notice.

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Senior Management are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The President/CEO and other Senior Management review the Company's progress in relation to the current operating plan at in-person and telephone-conference Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1. Terms of Office. Refer to ITEM 6.A and ITEM 6.C.
6.C.2. Directors' Service Contracts.
Refer to ITEM 6.B., "Written Management Agreements".

6.C.3. Board of Directors' Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Gary Freeman (Committee Chairman), Bradley Aelicks (independent), and Andre Audet (independent). The Audit Committee met four times during Fiscal 2006 and has met once times during Fiscal 2007-to-date.

6.D. Employees

As of 4/30/2007, the Company had ten employees, including the Senior Management. As of 9/30/2006 and 9/30/2005, the Company had two and two employees, respectively, including the Senior Management. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

Table No. 10 lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
April 30, 2007

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Bradley Aelicks (1)	741,399	2.34%
Common	Andre Audet (2)	70,000	0.22%
Common	Dayna Caouette (3)	37,500	0.12%
Common	Ewan Downie (4)	150,000	0.47%
Common	Gary Freeman (5)	1,957,900	6.18%
Common	Melvin Herdrick (6)	1,505,305	4.75%
Common	Michael H. Halvorson (7)	995,000	3.14%
Common	John Seaman (8)	108,000	0.34%
Common	Chris Theodoropoulos (9)	75,000	0.24%
	Directors and Management	**5,640,104**	**18.71%**
	5% Non-Insider Shareholders	**nil**	**0.00%**
	TOTAL	**5,837,104**	**17.80%**

(1)   120,000 represent currently exercisable stock options.
          67,500 shares are escrowed and contingently cancelable where release
                  is controlled by Canadian regulatory authorities
(2)   70,000 represent currently exercisable stock options.
(3)   37,500 represent currently exercisable stock options.
(4)   70,000 represent currently exercisable stock options.
(5)   502,500 represent currently exercisable stock options.
          160,000 represent currently exercisable warrants.
       1,394,400 shares/warrants and options are held indirectly through
                  G.F. Consulting Corp., a private company controlled
                  by Mr. Freeman.
          247,500 shares are escrowed and contingently cancelable where release
                  is controlled by Canadian regulatory authorities
.
(6)   618,888 are escrowed and contingently cancelable where release is
                  controlled by Canadian regulatory authorities.
          130,000 represent currently exercisable stock options.
 (7)   200,000 represent currently exercisable stock options.
          50,000 represent currently exercisable warrants.
          250,000 shares are held indirectly through
                  Halcorp Capital Ltd., a private company controlled by
                  Mr. Halvorson,
(8)   100,000 represent currently exercisable stock options.
(9)   75,000 represent currently exercisable stock options.
Based on 28,634,468 common shares outstanding at 4/30/2007; and warrants and stock options held by each beneficial holder exercisable within sixty days.

<u>Stock Options</u>. Incentive stock options are granted by the Company in accordance with the rules and policies of the TSX Venture Exchange, the British Columbia Corporations Act, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Stock Option Plan") on 3/27/2003.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees. For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan. Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires. The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of ten years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;
(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and
(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11, as well as the number of options granted to Directors/Senior Management and all employees/consultants as a group.

Table No. 11
Stock Options Outstanding
April 30, 2007

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date
Gary Freeman	170,000	$0.50	7/21/2005	7/21/2010
Gary Freeman	285,000	$0.80	4/25/2006	4/25/2011
Gary Freeman	85,000	$0.55	8/02/2006	9/02/2011
Melvin Herdrick	25,000	$0.50	7/21/2005	7/21/2010
Melvin Herdrick	30,000	$0.80	4/25/2006	4/26/2011
Melvin Herdrick	25,000	$0.55	8/02/2006	8/02/2011
Melvin Herdrick	50,000	$0.60	2/12/2007	2/12/2012
John Seaman	100,000	$0.78	4/27/2007	4/27/2011
Dayna Caouette	37,500	$0.55	8/02/2006	8/02/2011
Bradley Aelicks	70,000	$0.63	7/21/2005	7/21/2010
Bradley Aelicks	50,000	$0.80	4/25/2006	4/25/2011
Ewan Downie	70,000	$0,55	8/02/2006	8/02/2011
Andre Audet	70,000	$0.50	7/21/2005	7/21/2010
Michael Halvorson	100,000	$0,08	4/25/2006	4/26/2011
Michael Halvorson	100,000	$0,08	4/25/2006	4/26/2011
Chris Theodoropoulos	75,000	$0.73	3/23/2007	2/12/2012
Total Management/Directors	1,242,500			
Total Employees/Consultants	1,495,000			
Total	**2,737,500**			

(1) Options vest at 25% every three months.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several years to some significant changes in the holdings of major shareholders direct/indirect holdings of common shares.

	Shares Owned 9/30/2006	Shares Owned 9/30/2005	Shares Owned 9/30/2004
Melvin Herdricks	1,620,305	1,620,305	nil
Gary Freeman	1,309,900	1,396,000	nil
Bradley Aelicks	733,899	1,103,943	68,943
Mark S. Isaacs	1,025,065	1,025,065	nil

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 7/6/2006, the Company's shareholders' list showed 23,604,052 common shares outstanding, with 386 registered shareholders. 276 of these shareholders were resident in Canada, holding 17,757,130 common shares (representing about 75% of the issued/outstanding shares); five registered shareholders were resident in Mexico, holding 172,500 common shares (representing about 1%); and 95 registered shareholders were resident in the United States, holding 5,470,021 common shares (representing about 23%); and ten registered shareholders were resident in other countries, holding 204,401 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 825 "holders of record" in Canada, holding approximately 49% of the outstanding shares of the Company, and over 1150 beneficial owners that own 100% of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
        No Disclosure Necessary

7.B. Related Party Transactions

Pursuant to the July 2001 acquisition of PODbook, the Company became liable for $48.637 in loans to two of the original shareholders of PODbook, one of whom was subsequently appointed a Director and President of the Company (Daniel Walters). The amounts due were non-interest bearing and had no specified terms of repayment. At 9/30/2004 and 9/30/2003, $41,546 was owing; the loans were included with the net assets of PODbook that were sold in January 2005.

Stewart Lockwood, a Director and Executive Officer of the Company, is a partner of VECTOR Corporate Finance Lawyers. Legal fees of $56,000 for legal services provided to the Company for the period July 2001 to December 2004 were paid during Fiscal 2005. During Fiscal 2005, beginning in December 2004 to 9/30/2005 the Company paid or accrued $125,449 for legal services to the same law firm. The total amount of professional fees and share issue costs paid by the Company to the law firm for the year ended September 30, 2006 is $217,263. Management believes that these legal fees paid or accrued are at prevailing commercial rates.

Consulting fees in the amount of $176,352 were made to directors of the Company. In addition, reimbursement of expenses were paid to directors totalling $27,473 (2005 – $20,582)

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 9/30/2003, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel
--- Not Applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of Smythe Ratcliffe LLP and G. Ross MacDonald are included herein immediately preceding the financial statements and schedules.

a. Audited Financial Statements:
    For Fiscal 2006/2005/2004 Ended September 30th
b. Un-Audited Financial Statements:
    Six Months Ended 3/31/2007 and 3/31/2006

8.A.7. Legal/Arbitration Proceedings
The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Consolidated Magna Ventures Ltd. in May 1984. The current stock symbol is "PEZ". The CUSIP number is 70532U103.

Table No. 12 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine fiscal quarters; and the last five fiscal years. Prices and volume adjusted for 1:15 stock consolidation effective 9/21/2004.

Table No. 12
TSX Venture Exchange
Common Shares Trading Activity

Period		- Sales -		
			Canadian Dollars	
Ended	Volume	High	Low	Closing
Monthly				
5/31/2007	2,483,100	$1.03	$0.79	$0.81
4/30/2007	4,269,329	0.99	0.89	0.94
3/31/2007	5,252,604	0.86	0.94	0.95
2/28/2007	1,827,565	0.74	0.67	0.74
1/31/2007	910,000	0.70	0.51	0.54
12/31/2006	2,528,900	0.65	0.43	0.63
Quarterly				
3/31/2007	7,990,169	$0.86	$0.51	$0.95
12/31/2006	4,590,471	0.65	0.38	0.63
9/30/2006	3,024,000	$0.72	$0.39	$0.41
6/30/2006	7,849,800	1.15	0.65	0.70
3/31/2006	4,190,400	1.14	0.75	0.93
12/31/2005	1,048,878	0.85	0.60	0.74
9/30/2005	744,400	$0.71	$0.47	$0.65
6/30/2005	857,343	0.66	0.38	0.61
3/31/2005	333,995	0.53	0.36	0.41
12/31/2004	651,705	0.50	0.21	0.48
Yearly				
9/30/2006	16,113,078	$1.15	$0.39	$0.41
9/30/2005	2,587,443	0.71	0.21	0.65
9/30/2004	475,906	0.21	0.08	0.20
9/30/2003	722,646	0.75	0.15	0.45
9/30/2002	822,454	3.45	0.60	0.45

The Company's common shares began trading on the Munich-Stock Exchange on 5/22/2006, with the trading symbol of "PSE.DE". Total volume through 1/31/2007 was 479,224. Prices ranged from euro$0.25 to euro$0.75; the closing price on 9/30/2006 was euro$0.34; and on 1/31/2007 was euro$0.39.

The Company's common shares began trading on the XETRA-Stock Exchange in Europe on 5/29/2006, with the trading symbol of "PSE.DE". Total volume through 1/31/2007 was 58,300. Prices ranged from euro$0.39 to euro$0.74; the closing price on 9/30/2006 was euro$0.60; and on 1/31/2007 was euro$0.39.

The Company's common shares began trading on the Berlin-Bermen-Stock Exchange on 2/8/2006, with the trading symbol of "PSE.BE". Total volume through 4/30/2007 was 234,396. Prices ranged from euro$0.23 to euro$0.87; the closing price on 4/30/2007 was euro$0.62.

The Company's common shares began trading on the Frankfurt Stock Exchange on 1/31/2006, with the trading symbol of "PSE.F". Total volume through 4/30/2007 was 8,763,328. Prices ranged from euro$0.23 to euro$0.84; the closing price on 4/30/2007 was euro$0.62.

<u>The TSX Venture Exchange</u>
The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from the Toronto Stock Exchange; both exchanges are owned by the TSX Group.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is a reporting company listed on the Toronto Stock Exchange.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity is handled by Market Regulation Services Inc. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow them to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act. Unless the British Columbia Corporation Act or the Company's Articles of Incorporation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the *British Columbia Corporations Act* contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-third vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b. Giving financial assistance under certain circumstances;
c. Certain conflicts of interest by Directors;
d. Disposing of all/substantially all of Company's undertakings;
e. Removing Director before expiration of his term of office;
f. Certain alterations of share capital;
g. Changing the Company name; and
h. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options
Refer to ITEM #6E. and Tables No. 7/ No. 8/ No. 9 for additional information.

Warrants
Table No. 13 lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. There were 203 holders of the 5,082,001 share purchase warrants: 184 of whom were resident in Canada; nine of whom were resident in the United States; and ten international holders. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 13
Share Purchase Warrants Outstanding
April 30, 2007

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
3/30/2007	817,501	817,501	$1.00	$1.00	9/30/2008

Escrowed Shares
Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract. Upon that event occurring, the escrow agent will deliver the thing to the proper recipient, otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.

PODbook Escrow Shares: An aggregate of 426,666 common shares issued during Fiscal 2001 related to the acquisition of PODbook were deposited with Pacific Corporate Trust Company pursuant to an escrow agreement dated 7/30/2001 (the "Escrow Agreement"). The Escrow Agreement requires the written consent of the TSX Venture Exchange for the shares to be released from escrow. All share issuances are governed by a six-year time-release and gross revenue escrow provision. The revenue earn-out provision requires the Company to generate $0.60 in gross revenue for every one share to be released from escrow. In addition, the escrow agreement allows for the Company to make an application anytime after 7/30/2006 to cancel all of these escrow shares. In January 2005, the Company returned PODbook to the past President in consideration for his agreement to cancel his 180,000 escrowed shares in the Company. Management is of the opinion that none of these escrow shares will ever be released and will be cancelled effective no later than 7/30/2007. Management plans to take steps to cancel all of the Current Escrow Shares.

<u>Pitalla Acquisition Escrow Shares</u>:   Of the 5,399,998 common shares of the Company issued to the Principals (as defined by TSX Venture Exchange policies) of the Company pursuant to the acquisition of Pitalla, 2,950,370 common shares were required to be placed in escrow (the "Pitalla Acquisition Escrow Shares") pursuant to TSX Venture Exchange Policy 5.4 (the "Escrow Policy").   These shares are "Tier 2 Value Securities" as that term is defined in the Policy.

All of the Pitalla Acquisition Escrow Shares are to be subject to an escrow agreement (the "Pitalla Acquisition Share Escrow Agreement") dated 7/31/2005 (the "Exchange Notice" date).   The Pitalla Acquisition Share Escrow Agreement is be between the Principals of the Company and its registrar and transfer agent, Pacific Corporate Trust Company.

The Pitalla Acquisition Share Escrow Agreement provides that the Pitalla Acquisition Escrow Shares may not be transferred or otherwise dealt with during the term of the Pitalla Acquisition Share Escrow Agreement unless authorized by the TSX Venture Exchange or unless the transfers or dealings are within escrow and are:
(i)   transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Company's board of directors;
(ii)   transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor; and
(iii) transfers upon bankruptcy to the trustee in bankruptcy.

Tenders of Escrow Shares to a take-over bid will be permitted, provided that, if the tenderer is a principal of the successor company upon completion of the take-over bid, securities received in exchange for tendered Escrow Shares will be substituted in escrow on the basis of the successor company's escrow classification. Upon the death of an Escrow Holder, a release from escrow to the legal representative will be permitted in certain circumstances.

Under the Escrow Policy, the Pitalla Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
at the time of Exchange Notice (1)	10%
6 months from Exchange Notice	15% (4/06/2006 released)
12 months from Exchange Notice	15% (10/03/2006 released)
18 months from Exchange Notice	15% (4/04/2007 released)
24 months from Exchange Notice	15%
30 months from Exchange Notice	15%
36 months from Exchange Notice	15%
TOTAL	100%

All these Pitalla Acquisition Escrow Shares and any other securities to be issued by the Company to Pitalla shareholders are expected to be subject to, in addition to any escrow, seed share restrictions or other restrictions imposed by the TSX Venture Exchange, a four (4) month hold from their date of issuance. The foregoing release dates and effected shareholders are, respectively, the minimum amounts and people that the Company expects will be subject to such escrow, seed share restrictions or other restrictions and the Exchange may require additional securities and securities of other shareholders to be subject to escrow and other restrictions.

<u>9.A.6.   Differing Rights</u>
<u>9.A.7.a.   Subscription Warrants/Right</u>
<u>9.A.7.b.   Convertible Securities/Warrants</u>
            --- No Disclosure Necessary ---

<u>9.C. Stock Exchanges Identified</u>
The common shares trade on the TSX Venture Exchange in Canada.   The common shares also trade, in Europe, on the Munich Stock Exchange, Berlin Stock Exchange, Frankfurt stock Exchange, and XETRA Exchange. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 9/30/2006 and 9/30/2005, the authorized capital of the Company was, respectively, an unlimited number of common shares without par value and 100,000,000 common shares without par value. At these dates, there were 23,609,052 and 16,300,282 common shares issued and outstanding, respectively.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 10 and Table No. 12. ---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in loans; public/private placements of common shares; shares issued for property; shares issued in debt settlements; and shares issued upon exercise of stock options, share purchase warrants, and convertible debentures.

Issue Date	Issued	Number	Price	Gross Proceeds	Process/ Consideration
01/16/2005	Units	1,135,000	$0.30	$340,500	Private Placement
01/16/2005	Units	100,000	$0.30	$nil	Finder's Fee
01/16/2005	Convertible Debentures			$409.500	Private Placement
07/12/2005	Shares	65,000	$0.35	$22,750	Warrant Exercises
09/29/2005	Shares	5,399,998	$0.10125	$nil	Shares for Property
09/29/2005	Shares	150,000	$0.10125	$nil	Finder's Fee
09/29/2005	Units	4,400,000	$0.45	$1,980,000	Private Placement
09/29/2005	Units	1,365,000	$0.30	$nil	Debenture Conversion
09/29/2005	Shares	350,000	$0.45	$157,500	Shares for Debt
09/29/2005	Units	185,040	$0.45	$nil	Finders Fee
10/04/2005	Shares	30,000	$0.35	$10,500	Warrant Exercises
12/05/2005	Shares	90,000	$0.35	$31,500	Warrant Exercises
12/13/2005	Shares	50,000	$0.35	$17,500	Warrant Exercises
1/16/2006	Shares	422,500	$0.35	$147,875	Warrant Exercises
1/24/2006	Units	1,713,500	$0.64	$1,096,640	Private Placement
1/24/2006	Units	16,905	$0.64	$nil	Finder's Fee
2/10/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
2/14/2006	Shares	6,200	$0.60	$3,720	Warrant Exercises
3/10/2006	Shares	22,500	$0.60	$13,500	Warrant Exercises
3/17/2006	Units	2,967,335	$0.75	$2,225,500	Private Placement
3/17/2006	Units	66,813	$0.75	$nil	Finder's Fee
3/24/2006	Shares	12,500	$0.60	$7,500	Warrant Exercises
3/30/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
4/07/2006	Shares	65,000	$0.60	$39,000	Warrant Exercises
4/07/2006	Shares	42,500	$0.35	$14,875	Warrant Exercises
4/10/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
4/25/2006	Units	861,667	$0.75	$603,250	Private Placement
4/25/2006	Units	8,250	$0.75	$nil	Finder's Fee
4/25/2006	Shares	150,000	$0.50	$75,000	Option Exercise
4/25/2006	Shares	50,000	$0.63	$31,500	Option Exercise
5/03/2006	Shares	73,400	$0.60	$44,040	Warrant Exercises
5/04/2006	Shares	10,000	$0.60	$6,000	Warrant Exercises
5/04/2006	Shares	70,000	$0.50	$35,000	Option Exercise
5/08/2006	Shares	90,000	$0.60	$54,000	Warrant Exercises
5/10/2006	Shares	300,000	$0.35	$105,000	Warrant Exercises
5/15/2006	Shares	32,200	$0.60	$19,320	Warrant Exercises
5/26/2006	Shares	47,500	$0.60	$28,500	Warrant Exercises
6/05/2006	Shares	5,000	$0.60	$3,000	Warrant Exercises
6/05/2006	Shares	70,000	$0.50	$35,000	Option Exercises
8/03/2006	Shares	5,000	$0.60	$3,000	Warrant Exercises
12/18/2006	shares	15,000	$0.35	$5,250	Warrant Exercises
12/18/2006	shares	235,000	$0.35	$82,250	Warrant Exercises
12/28/2006	shares	50,000	$0.35	$17,500	Warrant Exercises
01/09/2007	shares	10,000	$0.60	$6,000	Warrant Exercises
01/17/2007	shares	10,000	$0.60	$6,000	Warrant Exercises
01/31/2007	shares	10,000	$0.60	$6,000	Warrant Exercises
02/08/2007	shares	20,000	$0.60	$12,000	Warrant Exercises

02/19/2007	shares	20,000	$0.60	$12,000	Warrant Exercises
03/05/2007	shares	71,100	$0.60	$42,660	Warrant Exercises
03/06/2007	shares	5,000	$0.60	$3,000	Warrant Exercises
03/07/2007	shares	80,000	$0.60	$48,000	Warrant Exercises
03/08/2007	shares	55,000	$0.60	$33,000	Warrant Exercises
03/12/2007	shares	27,500	$0.60	$16,500	Warrant Exercises
03/14/2007	shares	50,000	$0.60	$30,000	Warrant Exercises
03/15/2007	shares	50,000	$0.60	$30,000	Warrant Exercises
03/15/2007	shares	83,355	$0.60	$50,013	Warrant Exercises
03/16/2007	shares	10,000	$0.XX	$X,XXX	Property Acquisition
03/16/2007	shares	10,000	$0.80	$8,000	Warrant Exercises
03/16/2007	shares	71,000	$0.60	$42,600	Warrant Exercises
03/20/2007	shares	25,000	$0.60	$15,000	Warrant Exercises
03/21/2007	shares	65,000	$0.60	$39,000	Warrant Exercises
03/21/2007	shares	26,750	$0.80	$21,400	Warrant Exercises
03/22/2007	shares	67,500	$0.60	$40,500	Warrant Exercises
03/22/2007	shares	25,000	$0.80	$20,000	Warrant Exercises
03/23/2007	shares	80,100	$0.60	$48,060	Warrant Exercises
03/30/2007	shares	1,635,001	$0.75	$1,226,251	Private Placement
03/30/2007	shares	185,000	$0.80	$148,000	Warrant Exercises
03/30/2007	shares	975,775	$0.60	$602,465	Warrant Exercises
04/02/2007	shares	245,000	$0.80	$196,000	Warrant Exercises
04/03/2007	shares	25,000	$0.55	$13,750	Option Exercises
04/04/2007	shares	50,000	$0.80	$40,000	Warrant Exercises
04/12/2007	shares	155,000	$0.80	$124,000	Warrant Exercises
04/12/2007	shares	68,166	$0.91	$62,031	Warrant Exercises
04/23/2007	shares	17,500	$0.91	$15,925	Warrant Exercises
04/24/2007	shares	172,500	$0.55	$94,875	Option Exercises
04/25/2007	shares	304,168	$0.91	$276,793	Warrant Exercises

--- No Disclosure Necessary ---

10.B. Notice of Articles and Articles of Incorporation

The Company was originally incorporated under the *Company Act* of British Columbia (the "Company Act") on 12/24/1983 under the name Magna Ventures Ltd. On 8/9/1990, the Company changed its name to Consolidated Magna Ventures Ltd. On 1/10/2002, the Company changed its name to Skinny Technologies Inc. On 9/10/2004, the Company changed its name to Pediment Exploration Ltd. On 3/29/2004, British Columbia adopted the *Business Corporations Act (British Columbia)* (the "New Act") to replace the Company Act. Companies registered under the Company Act are required to transition to the New Act within two years from the date of the adoption of the New Act.

At the Annual and Special General meeting of the Company held on 3/11/2005, shareholders passed appropriate resolutions to complete the transition procedures to cancel the Company's Memorandum and Articles and adopt new Notice of Articles and Articles of Incorporation, which includes an increase of the number of common shares which the Company is authorized to issue to an unlimited number of common shares.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Part 17 of the Company's Articles and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm unless the Company in general meeting directs otherwise.

Part 16 of the Company's Articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers that are not required to be exercised by the shareholders, or as governed by the New Act. Part 19 addresses committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors' powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors' resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors' powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Part 18 details the proceedings of directors. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors.

Part 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

a. Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;
b. Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;
c. Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
d. Mortgage, charge, or grant a security in or give other security on, on the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Part 21 provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The failure of a director, alternate director, or officer of the Company to comply with the *Business Corporations Act* or the Company's Articles does not invalidate any indemnity to which he or she is entitled under Part 21. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

Part 11 deals with the meeting of shareholders. The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. At an annual general meeting, all business is considered "special business" except for the following:

a. business relating to the conduct of or the voting at the meeting;
b. consideration of any financial statements of the Company presented to the meeting;
c. Consideration of any reports of the directors or auditor;
d. The setting or changing of the number of directors;
e. The election or appointment of directors;
f. The appointment of an auditor;
g. The setting of the remuneration of an auditor;
h. Business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; or
i. Any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

The percentage to pass any ordinary resolution is a majority vote, while any special business requires two-thirds of all votes cast on the resolution. The majority of votes required to pass a special resolution may be changed by special resolution, but as required by the New Act, must be at least two-thirds and not more than three-fourths of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company's shares are as follows:

Common Shares
The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Part 9 and subject to the New Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

a. create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

b. increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

c. subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

d. if the Company is authorized to issue shares of a class or shares with par value;
   (1) decrease the par value of those shares; or
   (2) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

e. change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

f. alter the identifying name of any of its shares; or

g. otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

Subject to Part 9.2 and the New Act, the Company may by special resolution:

a. create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

b. vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

Except for as described in ITEM #10.D, "Exchange Controls", there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

No provision of the Company's Articles of Incorporation would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

There are no provisions in the Articles of Incorporation governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 10% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the 1934 Securities Exchange Act.

There are no conditions imposed by the Articles of the Company regarding changes in the capital that are more stringent than is required by law.

A copy of the Company's Articles of Incorporation are filed as an exhibit to this Form 20-FR Registration Statement.

10.C. Material Contracts
   Refer to ITEM #4.D for a detailed dicussstion of #a, #b, and #e below;
   Refer to ITEM #6.B for a detailed discussion of #c and #d below.
a. Letter of Intent regarding acquisition of Pitalla, dated 7/29/2004
b. Acquisition Agreement for Pitalla, dated 6/22/2005
c. Management Agreement with Gary Freeman, dated 2/1/2006
d. Consulting Agreement with Mel Hendricks, dated 5/15/2006
e. Option Agreement with Inmet regarding Caborca Project, dated 12/1/2006

10.D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., "Taxation" below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation
The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended 9/30/2005 or 9/30/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for fiscal periods ended 9/30/2006, 9/30/2005, and 9/30/2004, were Smythe Ratcliffe (formerly G. Ross McDonald), Chartered Accountants, 355 Burrard Street, Seventh Floor, Vancouver, British Columbia, Canada V6C 2G8. They are members of the British Columbia Institute of Chartered Accountants. Their report for the fiscal periods ended 9/30/2006, 9/30/2005, and 9/30/2004 is included with the related consolidated financial statements in this Registration Statement with their consent. Refer to Exhibit #15.

10.H. Documents on Display
The Company's documents can be viewed at its North American office, located at: 905 West Pender Street #300, Vancouver, British Columbia, Canada V6C 1L6. Upon the effectiveness of this Form 20-FR, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC"). The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company is a small business issuer, as defined in Section 405; and thus, Item #11 is not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- Refer to ITEM 9, "Warrants"
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
                --- No Disclosure Necessary ---

**ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS**   --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
At the end of Fiscal year ended 9/30/2006 (the "Evaluation Date"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act). Based upon that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, concluded that the Company's disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company's internal control over financial reporting that occurred during the Company's Fiscal Year Ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
                --- Not Applicable ---

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of Smythe Ratcliffe and G. Ross MacDonald are included herein immediately preceding the audited financial statements.

A.   Audited Financial Statements
      Auditor's Report, dated 1/23/2007
      Auditor's Report, dated 12/16/2004
      Consolidated Balance Sheets at 9/30/2006 and 9/30/2005
      Consolidated Statements of Operations and Deficit
        for the years ended 9/30/2006, 9/30/2005, and 9/30/2004
      Consolidated Statements of Cash Flows
        for the years ended 9/30/2006, 9/30/2005, and 9/30/2004
      Notes to Consolidated Financial Statements

B.   Un-Audited Financial Statements
      Consolidated Balance Sheets at 3/31/2007 and 9/30/2006
      Consolidated Statements of Operations and Deficit
        for the Six Months ended 3/31/2007 and 3/31/2006
      Consolidated Statements of Cash Flows
        for the Six Months ended 3/31/2007 and 3/31/2006
      Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect: (1)
   1.1. Certificate of Incorporation; dated 12/23/1983
   1.2. Notice of Articles and Articles of Incorporation
   1.3. Certificate of Name Change; dated 8/09/1990
   1.4. Certificate of Name Change; dated 1/10/2002
   1.5. Certificate of Name Change; dated 9/10/2005

2. Instruments defining the rights of holders of equity or
      debt securities being registered.
        --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts: (1)
   a. Letter of Intent regarding acquisition of Pitalla, dated 7/29/2004
   b. Acquisition Agreement for Pitalla, dated 6/22/2005
   c. Management Agreement with Gary Freeman, dated 2/1/2006
   d. Consulting Agreement with Mel Hendricks, dated 5/15/2006

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: Refer to ITEM #4.C. in text
9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary

12i: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)   attached
12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)   attached

13i. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
      Section 1350 of Chapter 63 of Title 18 of the United States Code   attached
13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
      Section 1350 of Chapter 63 of Title 18 of the United States Code   attached

14. Legal Opinion required by Instruction 3 of ITEM 7B:
     No Disclosure Necessary

15. Additional Exhibits:
   a. Consent of Auditor, Smyth Radcliffe, dated 03/08/2007   attached
   b. Consent of Former Auditor, G. Ross MacDonald, dated 02/28/2007 attached
   c. Consent of Marvin Hendrick, dated 5/15/2007   attached

(1) Filed with the Registrant's Form 20FR on March 20, 2007.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)

Consolidated Financial Statements
September 30, 2006 and 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Pediment Exploration Ltd. (an Exploration Stage Company) are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at September 30, 2006 and for the year then ended have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

"Gary Freeman" (signed)

Gary Freeman
President

January 23, 2007

Smythe Ratcliffe LLP

7th Floor, Marine Building
355 Burrard Street
Vancouver, BC V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

fax: 604.688.4675
telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF PEDIMENT EXPLORATION LTD.

We have audited the consolidated balance sheets of Pediment Exploration Ltd. (an Exploration Stage Company) as at September 30, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 11.

> The consolidated statements of operations and deficit and cash flows for the year ended September 30, 2004 were audited by another auditor who expressed an opinion without reservation in his report dated December 16, 2004.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants
Vancouver, Canada

January 23, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States of America, reporting standards of the Public Company Accounting Oversight Board for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated January 23, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe LLP" (signed)
Chartered Accountants
Vancouver, Canada
January 23, 2007

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF PEDIMENT EXPLORATION LTD.

I have audited and the statements of operations and deficit, shareholders' equity and cash flows of Pediment Exploration Ltd. (an Exploration Stage Company) for the year ended September 30, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards and in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the results of its operations and cash flows for the year ended September 30, 2004 then ended in accordance with generally accepted accounting principles in Canada.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
December 16, 2004

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
September 30

	2006	2005
Assets		
Current		
Cash and cash equivalents	$ 4,644,106	$ 412,110
Amounts receivable	136,851	31,867
Prepaid expenses	1,777	43,622
Total Current Assets	4,782,734	487,599
Mineral Interests (note 5)	1,029,143	410,841
Equipment (note 4)	32,048	0
Total Assets	$ 5,843,925	$ 898,440
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 117,137	$ 179,494
Due to related parties (note 8)	3,051	0
Total Current Liabilities and Total Liabilities	120,188	179,494
Shareholders' Equity		
Share Capital	28,584,935	23,857,950
Contributed Surplus	1,086,426	821,998
Share Subscriptions Receivable	0	(1,600,660)
Deficit	(23,947,624)	(22,360,342)
Total Shareholders' Equity	5,723,737	718,946
Total Liabilities and Shareholders' Equity	$ 5,843,925	$ 898,440

Nature of operations and going-concern (note 1)
Subsequent events (note 12)

Approved on behalf of the Board:

"Bradley T. Aelicks" (signed)
_____
Bradley T. Aelicks, Director

"Gary Freeman" (signed)
_____
Gary Freeman, Director

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations
Years Ended September 30

	2006	2005	2004
		(note 3)	(note 3)
Expenses			
Consultants (note 6(g)(i))	$ 538,290	$ 802,190	$ 23,213
Investor relations and promotion (note 6(g)(i))	509,691	7,011	0
Salaries (note 6(g)(i))	180,407	0	0
Travel	167,370	17,592	1,441
Legal and audit	121,874	70,881	39,528
Office and administration	91,820	3,973	7,530
Transfer agent, listing and filing fees	28,636	18,048	13,641
Interest and financing costs (note 6(g)(ii))	2,329	182,846	21,426
Property investigation costs	0	61,284	0
Amortization	447	657	5,400
Loss Before Other Income (Expenses)	(1,640,864)	(1,164,482)	(112,179)
Other Income (Expenses)			
Investment and other income	117,721	553	0
Foreign exchange loss	(64,139)	(911)	0
Gain on extinguishment of debt	0	29,603	119,961
Total Other Income	53,582	29,245	119,961
Net Income (Loss) for Year	$ (1,587,282)	$ (1,135,237)	$ 7,782
Earnings (Loss) per Share	$ (0.08)	$ (0.27)	$ 0.00
Weighted Average Number of Common			
Shares Outstanding	20,382,356	4,101,381	3,150,244

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
Years Ended September 30

	Share Capital		Contributed Subscriptions			Total Shareholders'
	Shares	Amount	Surplus	Receivable	Deficit	Equity
Balance, September 30, 2003	3,150,244	$ 20,824,523	$ 0	$ 0	$ (21,220,242)	$ (395,719)
Net income for year	0	0	0	0	7,782	7,782
Balance, September 30, 2004	3,150,244	20,824,523	0	0	(21,212,460)	(387,937)
Shares issued during the year						
For cash						
Private placement, net of share issue cost (notes 6(c)(i), (ii) and (iii)	7,185,040	2,429,762	0	0	0	2,429,762
Exercise of warrants	65,000	22,750	0	0	0	22,750
Settlement of debt	350,000	157,500	0	0	0	157,500
Conversion of contributed surplus to share capital in exercise of warrants	0	18,415	(18,415)	0	0	0
Share exchange for acquisition of 100% of shares of Pitalla	5,549,998	405,000	0	0	0	405,000
Stock-based compensation for the year	0	0	840,413	0	0	840,413
Amounts received subsequent to September 30, 2005 related to a private placement (note 6(c)(iii))	0	0	0	(1,600,660)	0	(1,600,660)
Adjustment for purchase price discrepancy on acquisition of subsidiary	0	0	0	0	(12,645)	(12,645)
Net loss for year	0	0	0	0	(1,135,237)	(1,135,237)
Balance, September 30, 2005	16,300,282	23,857,950	821,998	(1,600,660)	(22,360,342)	718,946
Shares issued during the year						
For cash						
Exercise of warrants	1,334,300	559,330	0	0	0	559,330
Exercise of options	340,000	176,500	0	0	0	176,500
Private placement, net of share issue cost (notes 6(c)(iv), (v) and (vi)	5,634,470	3,693,995	0	0	0	3,693,995
Conversion of contributed surplus to share capital in exercise of warrants	0	85,340	(85,340)	0	0	0
Conversion of contributed surplus to share capital in exercise of options	0	211,820	(211,820)	0	0	0
Amount received for subscriptions receivable	0	0	0	1,600,660	0	1,600,660
Stock-based compensation for the year	0	0	561,588	0	0	561,588
Net loss for year	0	0	0	0	(1,587,282)	(1,587,282)
Balance, September 30, 2006	23,609,052	$ 28,584,935	$ 1,086,426	$ 0	$ (23,947,624)	$ 5,723,737

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended September 30

	2006	2005	2004
Operating Activities			
Net income (loss)	$ (1,587,282)	$ (1,135,237)	$ 7,782
Items not involving cash			
Amortization	447	657	5,400
Stock-based compensation expense	561,588	669,725	0
Non-cash financing costs	0	170,688	0
Gain on extinguishment of debt	0	(29,603)	(119,961)
Changes in non-cash working capital			
Amounts receivable	(90,354)	(14,939)	(1,680)
Prepaid expenses	41,845	(42,372)	0
Accounts payable and accrued liabilities	(119,731)	18,421	60,046
Cash Used in Operating Activities	(1,193,487)	(362,660)	(48,413)
Investing Activities			
Purchase of equipment	(32,495)	0	0
Mineral property costs, net of recoveries	(560,928)	0	0
Cash Used by Investing Activities	(593,423)	0	0
Financing Activities			
Shares issued for cash, net of share subscriptions receivable	6,030,485	851,852	0
Due to (from) related parties	(11,579)	(88,613)	34,125
Cash Provided by Financing Activities	6,018,906	763,239	34,125
Increase (Decrease) in Cash and Cash Equivalents	4,231,996	400,579	(14,288)
Cash Acquired at Date of Acquisition (note 5(d))	0	9,778	0
Cash and Cash Equivalents, Beginning of Year	412,110	1,753	16,041
Cash and Cash Equivalents, End of Year	$ 4,644,106	$ 412,110	$ 1,753

Supplemental disclosure with respect to cash flows (note 9).

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

1. **NATURE OF OPERATIONS AND GOING-CONCERN**

The Company is an exploration stage company governed under the *Business Corporations Act* (British Columbia) and is engaged in the business of the acquisition, exploration and development of resource properties.

For the year ended September 30, 2006, the Company has an accumulated deficit of $23,947,624 (2005 - $22,360,342). These financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going-concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations. These financial statements do not include any adjustments to the carrying value or classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going-concern.

2. **SIGNIFICANT ACCOUNTING POLICIES**

(a) Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla") and Pediment Exploration Mexico, S. de C.V. All significant intercompany transactions and balances have been eliminated.

(b) Cash and cash equivalents

Securities with original maturities of one year or less are considered to be cash equivalents, at cost. The securities are highly liquid and can be converted to cash at any time, and are held by a Canadian chartered bank. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is accrued at the stated interest rate over the term of the instrument and included in amounts receivable.

(c) Equipment

Equipment is recorded at cost and amortized using a declining-balance method at rates varying from 20% to 30% annually.

(d) Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(e) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assumed. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(f) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. However, diluted loss per share is not presented as the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow that are held based on a passage of time have not been included in the calculation of the weighted average number of common shares outstanding.

(g) Financial instruments

(i) Fair value

The carrying values of cash and cash equivalents, amounts receivables, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The fair values of loans payable and amounts due to related parties are not readily determinable due to the nature of the parties and the absence of a ready market for such instruments.

(ii) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii) Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and amounts receivable due from government agencies.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

---

2.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(g)   Financial instruments (Continued)

(iv)   Currency risk

The Company is exposed to foreign currency fluctuations to the extent certain expenditures incurred are not denominated in Canadian dollars. As at September 30, 2006, cash included approximately $6,785 (2005 - $9,778) denominated in Mexican pesos.

(h)   Mineral interests

The Company capitalizes all costs related to investments in mineral interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(i)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include amortization periods for equipment, the recovery of mineral property interests, valuation allowance for future tax assets and fair value of stock-based compensation. Actual results could differ from those estimates.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)   Foreign currency translation

The functional currency of the Company and all its subsidiaries is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the period.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(k)   Asset retirement obligations

Section 3110 of the Canadian Institute of Chartered Accountants Handbook requires companies to recognize an estimate of the liability associated with an asset retirement obligation ("ARO") in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

2.   COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3.   EQUIPMENT

		2006			2005
	Cost	Accumulated Amortization		Net Book Value	Net Book Value
Machinery and equipment	$ 21,671	$ 486	$	21,185	$ 0
Computer equipment	11,784	921		10,863	0
Total	$ 33,455	$ 1,407	$	32,048	$ 0

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

4.   MINERAL PROPERTIES

(a)   Capitalized mineral property expenditures are as follows:

	Caborca Project		Las Colinas Project		Texson Project		Daniel Project		Mel-Manuel Project		Valenzuela Project		Cochis Project		Other Projects		Total
Balance, September 30, 2004	$	0	$	0	$	0	$	0	$	0	$	0	$	0	$	0	$	0
Acquisition costs		55,696		32,194		55,082		70,568		26,823		27,428		9,707		133,343		410,841
Balance, September 30, 2005		55,696		32,194		55,082		70,568		26,823		27,428		9,707		133,343		410,841
Deferred exploration costs																		
Mining concessions		12,756		1,515		4,108		4,226		0		64,459		0		4,305		91,369
Geological services		20,834		87,406		23,510		24,848		2,676		1,338		1,338		13,899		175,849
Tax on surface		10,607		5,326		5,169		6,365		1,558		0		0		2,214		31,239
Sampling and test		0		118,526		0		0		0		0		0		0		118,526
Fuel and gas		222		1,617		81		222		0		0		0		0		2,142
Travel expenses		2,700		11,422		311		2,700		0		0		0		0		17,133
Stationery		146		98		174		188		28		14		14		84		746
Miscellaneous		12,302		74,468		21,554		26,180		9,252		4,626		4,626		28,290		181,298
Total expenditures for year		59,567		300,378		54,907		64,729		13,514		70,437		5,978		48,792		618,302
Balance, September 30, 2006	$	115,263	$	332,572	$	109,989	$	135,297	$	40,337	$	97,865	$	15,685	$	182,135	$	1,029,143

5.   MINERAL PROPERTIES (Continued)

(b)   The Company's mineral property holdings (note 5(d)) consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)   Caborca Project

The Caborca area project consists of four non-contiguous concessions, namely the Pitalla, Martha, Diana and Glor concessions, located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(ii)   Las Colinas Project

Las Colinas consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(iii)   Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3 and is located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(iv)   Daniel Project

The Daniel Project consists of four concessions, Daniel 1, Daniel 2, Daniel 3 and Daniel 4 and is located in Sonora State, Mexico. The concessions are 100% owned by Pitalla and are in good standing.

(v)   Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

(vi)   Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico. The El Valle concession is 100% held by Pitalla while the San Martin concessions are optioned from a third party. During 2006, the Company made the final payment of US $50,000 to acquire the property.

5.   **MINERAL PROPERTIES** (Continued)

(b)   (Continued)

(vii)   Cochis Project

The Cochis Project consists of a single concession, the El Toro, totalling 250 hectares, which was staked by the Company in July 2004 and remains in good standing. The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

(c)   Although the Company has taken steps to ensure the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The investment in and expenditures on resource properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(d)   On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total deemed value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder's fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.

5.   **MINERAL PROPERTIES** (Continued)

(d)   (Continued)

At the date of the letter of intent, July 29, 2004, this transaction was initially to be accounted for as a reverse takeover whereby the legal parent is considered to have been acquired by the legal subsidiary. However, on the date of closing of the acquisition, September 29, 2005, the Company concurrently completed private placements (note 6). Due to additional shares being issued by the Company, the number of shares being offered through the share exchange would not constitute a reverse takeover by Pitalla.

Accordingly, as at September 29, 2005, this acquisition has been accounted for using the purchase method and the values of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Cash and cash equivalents	$	9,778
Accounts receivable		15,340
Mineral interests		410,841
Due to related parties		(43,402)
Accounts payable		(202)
Fair value of net assets acquired		392,355
Issuance of common shares		(405,000)
Allocated to deficit	$	(12,645)

Pitalla holds interests in mineral concessions as described in note 5(b).

6.   **SHARE CAPITAL**

(a)   Authorized
          Unlimited common shares without par value

(b)   Issued

As at September 30, 2005, a total of 3,377,037 common shares were held in escrow. In consideration of the divestiture of POD Book.com, 426,667 escrow shares will, be cancelled upon expiry on July 30, 2007. Of the remaining 2,950,370 escrow shares, 295,036 escrow shares were released at the time of the TSX Venture Exchange (the "Exchange") notice approving the transaction and 442,554 escrow shares will be released every six months thereafter. As at September 30, 2006, there were 2,639,447 shares held in escrow.

6. **SHARE CAPITAL** (Continued)

    (c)   Private placements

        (i)   In January 2005, the Company completed a non-brokered private placement and issued 1,135,000 units at a price of $0.30 per unit for gross proceeds of $340,500. A $28,350 cash commission was paid and 100,000 units were issued to the agents as part of a finder's fee arrangement. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.35 per share on or before January 16, 2006.

        (ii)   Concurrently, the Company issued a convertible debenture in the amount of $409,500. On September 29, 2005, the debenture converted into 1,365,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.35 per share on or before December 31, 2006.

        (iii)   On September 29, 2005, the Company completed a non-brokered private placement and issued 4,400,000 units at a price of $0.45 per unit for gross proceeds of $1,980,000. As part of a finder's fee arrangement, 185,040 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.60 per share on or before March 29, 2007. Share issuance and certain closing costs of $271,888 were incurred by the Company through the private placement. As of September 30, 2005, the Company has $1,600,660 of share subscription receivables outstanding that are associated with this non-brokered private placement. These funds were held in trust with fiscal agents and corporate counsel on behalf of the Company. All funds were received during the current year.

        (iv)   On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640. As part of a finder's fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (subsequent to September 30, 2006, extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

6.   **SHARE CAPITAL** (Continued)

   (c)   Private placements (Continued)

      (v)   On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500. As part of a finder's fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

      (vi)   On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750. As part of a finder's fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007. Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

   (d)   Stock options

      Pursuant to the policies of the Exchange, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

A summary of the status of the Company's outstanding and exercisable stock options at September 30, 2006 and 2005 and changes during the years then ended is as follows:

	Outstanding	Exercisable		Weighted Average Exercise Price
Balance, September 30, 2004	127,556	127,556	$	2.25
Cancelled	(127,556)	(127,556)	$	(2.25)
Granted	1,075,000	1,075,000	$	0.50
Balance, September 30, 2005	1,075,000	1,075,000	$	0.50
Exercised	(340,000)	(340,000)	$	0.50
Cancelled	(75,000)	0	$	0.80
Granted	2,260,000	993,750	$	0.64
Balance, September 30, 2006	2,920,000	1,728,750	$	0.60

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6. **SHARE CAPITAL** (Continued)

(d) Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2006 and 2005:

Expiry Date		Exercise Price	Number of Shares 2006	2005
February 1, 2007	$	0.80	75,000	0
February 1, 2007	$	0.60	135,000	0
March 22, 2007	$	0.60	300,000	0
February 1, 2009	$	0.80	50,000	0
February 9, 2009	$	0.60	150,000	0
July 21, 2010	$	0.50	265,000	1,075,000
July 21, 2010	$	0.63	470,000	0
February 1, 2011	$	0.60	200,000	0
April 25, 2011	$	0.80	475,000	0
August 2, 2011	$	0.55	800,000	0
Total			2,920,000	1,075,000

(e) Warrants

At September 30, 2006, the Company has outstanding warrants to purchase an aggregate 5,002,008 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2005	Issued	Exercised	Outstanding at September 30, 2006
$ 0.35	January 16, 2006	552,500	0	(552,500)	0
$ 0.35	December 31, 2006	682,500	0	(382,500)	300,000
$ 0.60	March 29, 2007	2,292,521	0	(399,300)	1,893,221
$ 0.80	January 24, 2007 *	0	856,750	0	856,750
$ 0.91	March 17, 2007	0	1,517,074	0	1,517,074
$ 0.91	April 25, 2007	0	434,959	0	434,959
Total		3,527,521	2,808,783	(1,334,300)	5,002,004

* Subsequent to September 30, 2006, extended to March 31, 2007.

6.   SHARE CAPITAL (Continued)

(f)   Shares reserved for issuance

	Shares
Outstanding at September 30, 2006 (note 6(b))	23,609,052
Stock options (note 6(d))	2,920,000
Warrants (note 6(e))	5,002,004
Fully diluted at September 30, 2006	31,531,056

(g)   Option compensation

(i)   The fair value of stock options granted, and which vested to directors, employees and consultants, in the amount of $561,588 (2005 - $669,725), has been recorded as an expense during the year and allocated $273,750 (2005 - $nil; 2004 - $nil) to consultants, $137,075 (2005 - $669,725; 2004 - $nil) to investor relations, and $150,763 (2005 - $nil; 2004 - $nil) to salaries.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	**2005**
Risk-free interest rate	4.13%	2.97%
Expected dividend yield	0	0
Expected stock price volatility	112.54%	174.28%
Expected option life in years	3.80	5.00

(ii)   The fair value of warrants attached to convertible debt in the amount of $nil (2005 - $170,688) has been recorded as financing costs during the year.

The fair value of stock warrants attached to convertible debt used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005
Risk-free interest rate	2.74%
Expected dividend yield	0
Expected stock price volatility	196.94%
Expected option life in years	1

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

6. **SHARE CAPITAL** (Continued)

   (g)   Option compensation (Continued)

      (ii)   (Continued)

         Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. **INCOME TAXES**

   The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	**2005**	**2004**
	34.12%	35.62%	35.62%
Income tax benefit (expense) computed at Canadian statutory rates	$ 541,581	$ 404,371	$ (2,772)
Permanent difference related to stock-based compensation	(191,614)	(198,502)	0
Deductible temporary differences recognized	(36,784)	(21,389)	0
Deductible temporary differences not recognized	(3,696)	(234)	(1,923)
Recognized (unrecognized) tax losses	(309,487)	(184,246)	4,695
Income tax benefit per financial statements	$ 0	$ 0	$ 0

7.   INCOME TAXES (Continued)

The significant components of the Company's future income tax assets and liabilities as at September 30, 2006 and 2005 are as follows:

	2006	**2005**
Future income tax assets		
Non-capital losses carried forward	$ 3,090,000	$ 2,464,000
Net capital losses carried forward	2,383,557	2,383,557
Unused cumulative foreign exploration and development expenditures	4,904,595	4,904,595
Unused cumulative Canadian exploration and development expenditures	7,407,038	7,407,038
Equipment	447	0
	17,785,637	17,159,190
Future income tax liabilities		
Share issuance costs	(165,692)	(60,048)
	17,619,945	17,099,142
Approximate tax rate	34.12%	35.62%
	6,011,925	6,090,714
Valuation allowance	(6,011,925)	(6,090,714)
Future income taxes, net	$ 0	$ 0

At September 30, 2006, the Company has tax losses of $3,090,000 that may be carried forward to apply against future years' income for Canadian income tax purposes. These losses expire as follows:

2007	$ 374,000
2008	316,000
2009	660,000
2010	85,000
2015	585,000
2026	1,070,000
Total	$ 3,090,000

7.   INCOME TAXES (Continued)

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

8.   RELATED PARTY TRANSACTIONS

(h)   Management believes that legal fees paid or accrued to a law firm in which a director and officer of the Company is a partner are at prevailing commercial rates. The total amount of professional fees and share issue costs paid by the Company to the law firm as at September 30, 2006 is $217,263 (2005 - $125,449).

(i)   The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2006	2005
Receivable		
Due from directors	$ 14,630	$ 0
Payable		
Due to directors	$ 3,051	$ 0

(j)   Consulting fees in the amount of $176,352 (2005 - $27,870) were made to directors of the Company. In addition, reimbursement of expenses were paid to directors totalling $27,473 (2005 - $20,582).

9.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004
Non-cash transactions for the years ended			
September 30			
Share exchange of 5,399,998 common			
shares for 100% of the issued and			
outstanding shares of Compania Minera			
Pitalla, S.A. de C.V.	$ 0	$ 405,000	$ 0
Other supplemental cash flow information:			
Cash paid during the year for:			
Interest expense	$ 0	$ 0	$ 0
Income taxes	$ 0	$ 0	$ 0
Interest income	$ 117,721	$ 553	$ 0

10.   SEGMENT DISCLOSURES

As at September 30, 2006 and 2005, the Company's principal operating segment is in the mineral exploration industry. All of the Company's assets are located in Canada, except for its mineral interests, which are located in Mexico.

11.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)

(a)   Recent accounting pronouncements

(i)   In December 2004, FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supercedes the Company's current accounting under APB 25. SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company's financial statements as it already applies the fair value method of accounting for its stock options.

(ii)   FAS 153, *Exchanges of Non-Monetary Assets*. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.

(iii)   FIN 46(R), *Consolidation of Variable Interest Entities*, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities is required in financial statements for periods other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

11.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(a)   Recent accounting pronouncements (Continued)

(iv)   SFAS 154, *Accounting Changes and Error Corrections*. This new standard replaces APB Opinion No. 20, *Accounting Changes*, and FASB 3, *Reporting Accounting Changes in Interim Financial Statements*. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company's financial statements.

(v)   SFAS 157, *Fair Value Measurements*. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's financial statements.

(vi)   On July 13, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

11.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP) (Continued)

(b)   Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(h)). Under US GAAP, exploration costs are expensed as incurred.

(c)   Reconciliation of total assets, liabilities and shareholders' equity

	2006	2005
Total assets for Canadian GAAP	$ 5,843,925	$ 898,440
Adjustments to US GAAP – deferred expenditures	(1,029,143)	(410,841)
Total assets for US GAAP	$ 4,814,782	$ 487,599
Total liabilities per Canadian GAAP	$ 120,188	$ 179,494
Total liabilities for US GAAP	$ 120,188	$ 179,494
Total equity for Canadian GAAP	5,723,737	718,946
Adjustments to US GAAP – deferred expenditures	(1,029,143)	(410,841)
Total equity for US GAAP	4,694,594	308,105
Total equity and liabilities for US GAAP	$ 4,814,782	$ 487,599

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended September 30, 2006 and 2005

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)** (Continued)

   (d)   Reconciliation of loss reported in Canadian GAAP and US GAAP

	2006	2005	2004
Net income (loss) per Canadian GAAP	$ (1,587,282)	$ (1,135,237)	$ 7,782
Expenditures on mineral properties	(618,302)	(423,486)	0
Net income (loss) per US GAAP	$ (2,205,584)	$ (1,558,723)	$ 7,782
Net loss per share in accordance with Canadian GAAP	$ (0.08)	$ (0.27)	$ 0
Total differences	(0.03)	(0.11)	0
Net earnings (loss) per share in accordance with US GAAP	$ (0.11)	$ (0.38)	$ 0
Weighted average number of common shares outstanding	20,382,356	4,101,381	3,150,244

   (e)   Comprehensive loss

Years Ended September 30	2006	2005	2004
Net income (loss) per US GAAP	$ (2,205,584)	$ (1,558,723)	$ 7,782
Other comprehensive income (loss)	0	0	0
Comprehensive income (loss) per US GAAP	$ (2,205,584)	$ (1,558,723)	$ 7,782

11. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)** (Continued)

    (f)   Statements of cash flows

	2006	2005	2004
Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$ (1,193,487)	$ (362,660)	$ (48,413)
Adjustments to net loss involving use of cash			
Write-off of expenditures on mineral interests	(560,928)	0	0
Net cash used in operating activities of continuing operations in accordance with US GAAP	(1,754,415)	(362,660)	(48,413)
Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(593,423)	0	0
Reclassification of expenditures on mineral property interests	560,928	0	0
Net cash from (used in) investing activities continuing operations in accordance with US GAAP	(32,495)	0	0
Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	6,018,906	763,239	34,125
Net increase (decrease) in cash in accordance with Canadian and US GAAP	4,231,996	400,579	(14,288)
Cash acquired at date of acquisition (note 5(d))	0	9,778	0
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	412,110	1,753	16,041
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$ 4,644,106	$ 412,110	$ 1,753

12. **SUBSEQUENT EVENTS**

(a) On December 11, 2006, 15,000 warrants at an exercise price of $0.35 per share were exercised by investors. On December 18, 2006, 18,200 warrants at an exercise price of $0.35 per share were exercised by investors. On January 5, 2007, 50,000 warrants at an exercise price of $0.35 per share were exercised by investors.

(b) On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. ("Inmet") to explore the Company's Caborca Project. The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years. Upon completion of due diligence, Inmet will pay $50,000 and commit to $100,000 in exploration expenditures within six months. Upon earning the 70% interest, a joint venture will be formed with each party paying their pro-rata share of ongoing expenses.

(c) On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico. The agreement between the Company and three private Mexican owners covers three concessions, Juliana, Juliana1 and Juliana2, totalling 700 hectares. The agreement calls for an initial payment of $30,000 and total payment of $800,000 over four years. On completion of the payments, the Company will own 100% of the project with the vendors retaining a 1% to 1.5% royalty, depending on the discoveries on the properties.

PEDIMENT EXPLORATION LTD.

Consolidated Financial Statements
(An Exploration Stage Company)
Quarter Ended March 31, 2007 and 2006

NOTICE

The accompanying unaudited consolidated financial statements of Pediment Exploration Ltd. (an exploration stage company) for the three-month period ended March 31, 2007 have been prepared by management and have not been subject to review by the Company's auditor.

PEDIMENT EXPLORATION LTD.
Consolidated Balance Sheet
(An Exploration Stage Company)
(Unaudited – Prepared by Management)

	March 31, 2007	September 30, 2006
	(unaudited)	
Assets		
Current		
Cash and cash equivalents	$ 5,884,711	$ 4,644,106
Amounts receivable	327,825	136,851
Due from related parties	9,625	0
Prepaid expenses	22,198	1,777
Total Current Assets	6,244,359	4,782,734
Mineral Properties (note 4)	1,979,235	1,029,143
Equipment (note 3)	37,023	32,048
Total Assets	$ 8,260,617	$ 5,843,925
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 120,829	$ 117,137
Due to related parties	0	3,051
Total Current Liabilities and Total Liabilities	120,829	120,188
Shareholders' Equity		
Share Capital (note 5)	31,622,167	28,584,935
Contributed Surplus (note 5(g))	1,330,966	1,086,426
Deficit	(24,813,345)	(23,947,624)
Total Shareholders' Equity	8,139,788	5,723,737
Total Liabilities and Shareholders' Equity	$ 8,260,617	$ 5,843,925

Nature of operations (note 1)
Subsequent events (note 8)

Approved on behalf of the Board:

"Bradley T. Aelicks" (signed)

_____
Bradley T. Aelicks, Director

"Gary Freeman" (signed)

_____
Gary Freeman, Director
See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
Consolidated Statement of Operations and Deficit
(An Exploration Stage Company)
(Unaudited – Prepared by Management)

	Three Months Ended March 31		Six Months Ended March 31	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expenses				
Investor relations and promotion (note 5(f))	$ 146,002	$ 167,531	$ 273,068	$ 200,605
Consultants and sub-contractors (note 5(f))	120,777	48,245	219,982	91,745
Office and administration	104,834	10,946	170,958	33,520
Salaries (note 5(f))	206,163	0	235,230	0
Travel	44,099	49,803	59,826	68,060
Legal and audit	26,801	37,331	39,425	48,863
Transfer agent, listing and filing fees	14,751	12,493	16,715	15,646
Interest and bank charges	1,337	0	1,705	0
Property costs	0	(92,976)	0	(51,975)
Amortization	0	192	0	256
	664,764	233,565	1,016,909	406,720
Other Expenses (Income)				
Investment and other income	(34,771)	(15,778)	(57,800)	(26,086)
Foreign exchange gain (loss)	(15,649)	13,343	(93,388)	16,005
	(50,420)	(2,435)	(151,188)	(10,081)
Net Loss for Period	614,344	231,130	865,721	396,639
Deficit, Beginning of Period	24,199,001	22,525,851	23,947,624	22,360,342
Deficit, End of Period	$ 24,813,345	$ 22,756,981	$ 24,813,345	$ 22,756,981
Loss per Share	$ (0.03)	$ (0.01)	$ (0.04)	$ (0.02)
Weighted Average Number of Common Shares Outstanding	24,130,178	18,573,491	23,886,010	17,456,704

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
Consolidated Statement of Cash Flows
(An Exploration Stage Company)
(Unaudited – Prepared by Management)

	Three Months Ended March 31		Six Months Ended March 31	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities				
Net loss	$ (614,344)	$ (231,130)	$ (865,721)	$ (396,639)
Items not involving				
Amortization	0	192	1,643	256
Stock-based compensation	311,474	0	311,474	0
Changes in non-cash working capital				
Amounts receivable and prepaids	(160,847)	(35,953)	(211,395)	(47,470)
Accounts payable and accrued liabilities	46,488	(7,876)	3,691	(122,784)
Cash Used in Operating Activities	(417,229)	(274,767)	(760,308)	(566,637)
Investing Activities				
Purchase of equipment	(3,575)	0	(6,618)	(2,300)
Mineral property costs, net of recoveries	(413,726)	(181,304)	(941,492)	(188,142)
Cash Used by Investing Activities	(417,301)	(181,304)	(948,110)	(190,442)
Financing Activities				
Shares issued for cash	2,856,699	3,276,552	2,961,699	3,276,552
Share subscriptions receivable	0	0	0	1,660,160
Due from related parties	3,189	0	(12,676)	0
Cash Provided by Financing Activities	2,859,888	3,276,552	2,949,023	4,936,712
Increase in Cash and Cash Equivalents	2,025,358	2,820,481	1,240,605	4,179,633
Cash and Cash Equivalents, Beginning of Period	3,859,353	1,771,262	4,644,106	412,110
Cash and Cash Equivalents, End of Period	$ 5,884,711	$ 4,591,743	$ 5,884,711	$ 4,591,743

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

---

1.   **NATURE OF OPERATIONS**

The Company is an exploration stage company governed under the *Business Corporations Act* (British Columbia) and its principal business activity is the acquisition, exploration and development of resource properties.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

(a)   Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla") and Pediment Exploration Mexico, S. de C.V. All significant intercompany transactions and balances have been eliminated.

(b)   Basis of presentation

These interim unaudited financial statements for the six months ended March 31, 2007 should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended September 30, 2006. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the September 30, 2006 annual financial statements. Certain of the comparative figures have been reclassified to conform to the current period's presentation.

(c)   Use of estimates

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the determination of rates for amortization, estimated balances of accrued liabilities, the assumptions used in the calculation of stock-based compensation expense, and the estimated carrying value of mineral properties. Actual results could differ from those estimates.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

3.   **EQUIPMENT**

		March 31, 2007			September 30, 2006
	Cost	Accumulated Amortization		Net	Net
		(unaudited)			
Machinery and equipment	$ 27,215	$ 1,095	$	26,120	$ 21,185
Computer equipment	12,858	1,955		10,903	10,863
	$ 40,073	$ 3,050	$	37,023	$ 32,048

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

4.   **MINERAL PROPERTIES**

Capitalized mineral property expenditures are as follows:

	Caborca Project	Las Colinas Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total
Balance, September 30, 2005	$ 55,696	$ 32,194	$ 55,082	$ 70,568	$ 26,823	$ 27,428	$ 9,707	$ 133,343	$ 410,841
Deferred exploration costs									
Mining concessions	12,756	1,515	4,108	4,226	0	64,459	0	4,305	91,369
Geological services	20,834	87,406	23,510	24,848	2,676	1,338	1,338	13,899	175,849
Tax on surface	10,607	5,326	5,169	6,365	1,558	0	0	2,214	31,239
Sampling and test	0	118,526	0	0	0	0	0	0	118,526
Fuel and gas	222	1,617	81	222	0	0	0	0	2,142
Travel expenses	2,700	11,422	311	2,700	0	0	0	0	17,133
Stationery	146	98	174	188	28	14	14	84	746
Miscellaneous	12,302	74,468	21,554	26,180	9,252	4,626	4,626	28,290	181,298
Total expenditures for year	59,567	300,378	54,907	64,729	13,514	70,437	5,978	48,792	618,302
Balance, September 30, 2006	115,263	332,572	109,989	135,297	40,337	97,865	15,685	182,135	1,029,143
Deferred exploration costs									
Salaries and wages	0	114,700	0	44,592	0	0	0	47,226	206,518
Geological services	17,994	145,386	0	0	0	0	0	0	163,380
Tax on surface	0	19	0	0	0	0	0	0	19
Sampling and test	0	147,320	0	184,703	0	0	0	17,634	349,657
Fuel and gas	0	938	0	5,942	0	0	0	3,041	9,921
Travel expense	0	7,543	0	2,279	0	0	0	1,285	11,107
Stationery	0	14,726	0	2,030	0	0	0	3,857	20,613
Miscellaneous	0	68,502	0	88,397	0	0	0	31,978	188,877
Total expenditures for the quarter	17,994	499,134	0	327,943	0	0	0	105,021	950,092
Balance, March 31, 2007 (unaudited)	$ 133,257	$ 831,706	$ 109,989	$ 463,240	$ 40,337	$ 97,865	$ 15,685	$ 287,156	$ 1,979,235

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

5. **SHARE CAPITAL**

(a) Authorized
   Unlimited common shares without par value

(b) Issued

	Shares	Amount
Balance, September 30, 2005	16,300,282	$ 23,857,950
Issued during the year		
For cash		
Exercise of warrants	1,334,300	559,330
Exercise of options	340,000	176,500
Private placements, net of issue		
costs (notes 5(c)(i), (ii) and (iii))	5,634,470	3,693,995
Conversion of contributed surplus to share		
capital on exercise of warrants	0	85,340
Conversion of contributed surplus to share		
capital on exercise of options	0	211,820
	7,308,770	4,726,985
Balance, September 30, 2006	23,609,052	28,584,935
Issued during the period		
For cash		
Exercise of warrants	2,793,081	1,745,198
Private placement, net of issue costs		
(note 5(c)(iv))	1,635,002	1,216,500
For other consideration		
Shares for services	10,000	8,600
Conversion of contributed surplus to share		
capital on exercise of warrants	0	66,934
	4,438,083	3,037,232
Balance, March 31, 2007 (unaudited)	28,047,135	$ 31,622,167

5.   **SHARE CAPITAL** (Continued)

(b)   Issued (Continued)

As at September 30, 2005, a total of 3,377,037 common shares were held in escrow. In consideration of the divestiture of POD Book.com, 426,667 escrow shares will be cancelled upon expiry on July 30, 2007. Of the remaining 2,950,370 escrow shares, 295,036 escrow shares were released at the time of the TSX Venture Exchange (the "Exchange") notice approving the transaction and 442,554 escrow shares will be released every six months thereafter. As at March 31, 2007, there were 2,639,447 shares held in escrow.

(c)   Private placements

(i)   On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640. As part of a finder's fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (subsequent to September 30, 2006, extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

(ii)   On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500. As part of a finder's fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

(iii)   On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750. As part of a finder's fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007. Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

(iv)   On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1 per share on or before September 30, 2008. Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

5. **SHARE CAPITAL** (Continued)

(d)   Stock options

Pursuant to the policies of the Exchange, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

A summary of the status of the Company's outstanding and exercisable stock options at March 31, 2007 and September 30, 2006 and changes during the period then ended is as follows:

	Outstanding		Weighted Average Exercise Price
Balance, September 30, 2005	1,075,000	$	0.50
Exercised	(340,000)	$	0.50
Cancelled	(75,000)	$	0.80
Granted	2,260,000	$	0.64
Balance, September 30, 2006	2,920,000	$	0.60
Cancelled/Expired	(660,000)	$	0.62
Granted	400,000	$	0.62
Balance, March 31, 2007 (unaudited)	2,660,000	$	0.60

The following summarizes information about options outstanding at March 31, 2007 (unaudited):

Expiry Date	Exercise Price		Number of Shares	Options Exercisable
February 1, 2009	$	0.80	50,000	37,500
February 12, 2010	$	0.60	275,000	68,750
July 21, 2010	$	0.50	265,000	265,000
July 21, 2010	$	0.63	470,000	470,000
February 1, 2011	$	0.60	200,000	200,000
April 25, 2011	$	0.80	475,000	237,500
August 2, 2011	$	0.55	800,000	400,000
February 12, 2012	$	0.60	50,000	12,500
March 23, 2012	$	0.73	75,000	18,750
			2,660,000	1,710,000

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

5.   **SHARE CAPITAL** (Continued)

(e)   Share Purchase Warrants

At March 31, 2007, the Company has outstanding share purchase warrants to acquire an aggregate 1,252,460 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2006	Issued	Exercised	Expired	Outstanding at March 31, 2007
						(unaudited)
$ 0.35	December 31, 2006	300,000	0	(300,000)	0	0
$ 0.60	March 29, 2007	1,893,221	0	(1,771,331)	(121,890)	0
$ 0.80	March 31, 2007	856,750	0	(721,750)	(135,000)	0
$ 0.91	March 17, 2007	1,517,074	0	0	(1,517,074)	0
$ 0.91	April 25, 2007	434,959	0	0	0	434,959
$ 1.00	September 30, 2008	0	817,501	0	0	817,501
		5,002,004	817,501	(2,793,081)	(1,773,964)	1,252,460

(f)   Option compensation

The fair value of stock options granted, and which vested to directors, employees and consultants, in the amount of $311,474, has been recorded as an expense during the quarter and allocated $10,569 to consultants, $125,781 to investor relations and $175,124 to salaries.

(g)   Contributed surplus

Balance, September 30, 2005	$	821,998
Stock-based compensation		561,588
Reallocated to capital stock		(297,160)
Balance, September 30, 2006		1,086,426
Stock-based compensation		311,474
Re-allocated to capital stock		(66,934)
Balance, March 31, 2007 (unaudited)	$	1,330,966

6.   **RELATED PARTY TRANSACTIONS**

(d)   Management believes that legal fees paid or accrued to a law firm in which a director and officer of the Company is a partner are at prevailing commercial rates. The total amount of professional fees paid by the Company to the law firm during the six months ended March 31, 2007 is $15,305.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

6. RELATED PARTY TRANSACTIONS (Continued)

(e) The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	March 31, 2007		September 30, 2006
	(unaudited)		
Receivable			
Due from directors	$ 9,625	$	0
Payable			
Due to directors	$ 0	$	3,051

(f) Consulting fees in the amount of $101,304 were paid to directors of the Company during the six months ended March 31, 2007.

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)

(g) Recent accounting pronouncements

(i) In December 2004, FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supercedes the Company's current accounting under APB 25.

SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company's financial statements as it already applies the fair value method of accounting for its stock options.

(ii) FAS 153, *Exchanges of Non-Monetary Assets.* The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.

(iii) FIN 46(R), *Consolidation of Variable Interest Entities*, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities is required in financial statements for periods other than special-purpose entities and by non-public entities to all types of entities is

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

---

7. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** (Continued)

    (a)   Recent accounting pronouncements (Continued)
        (iii)   (Continued)

        required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

        (iv)   SFAS 154, *Accounting Changes and Error Corrections*. This new standard replaces APB Opinion No. 20, *Accounting Changes*, and FASB 3, *Reporting Accounting Changes in Interim Financial Statements*. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company's financial statements.

        (v)   SFAS 157, *Fair Value Measurements*. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company's financial statements.

        (vi)   On July 13, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

7. **DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** (Continued)

(h)   Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized. Under US GAAP, exploration costs are expensed as incurred.

(i)   Reconciliation of total assets, liabilities and shareholders' equity

	March 31, 2007	September 30, 2006
	(unaudited)	
Total assets for Canadian GAAP	$ 8,260,617	$ 5,843,925
Adjustments to US GAAP – deferred expenditures	(1,979,235)	(1,029,143)
Total assets for US GAAP	$ 6,281,382	$ 4,814,782
Total liabilities per Canadian GAAP	$ 120,829	$ 120,188
Total liabilities for US GAAP	$ 120,829	$ 120,188
Total equity for Canadian GAAP	8,139,788	5,723,737
Adjustments to US GAAP – deferred expenditures	(1,979,235)	(1,029,143)
Total equity for US GAAP	6,160,553	4,694,594
Total equity and liabilities for US GAAP	$ 6,281,382	$ 4,814,782

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

7.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(j)   Reconciliation of loss reported in Canadian GAAP and US GAAP

	Three Months Ended March 31		Six Months Ended March 31	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations				
Net loss per Canadian GAAP	$ (614,344)	$ (231,130)	$ (865,721)	$ (396,639)
Expenditures on mineral properties	(413,726)	(181,304)	(941,492)	(188,142)
Net loss per US GAAP	$ (1,028,070)	$ (412,434)	$ (1,807,213)	$ (584,781)
Net loss per share in accordance with Canadian GAAP	$ (0.03)	$ (0.01)	$ (0.04)	$ (0.02)
Total differences	(0.01)	(0.01)	(0.04)	(0.01)
Net loss per share in accordance with US GAAP	$ (0.04)	$ (0.02)	$ (0.08)	$ (0.03)
Weighted average number of common shares outstanding	24,130,178	18,573,491	23,886,010	17,456,704

(k)   Comprehensive loss

	Three Months Ended March 31		Six Months Ended March 31	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss per US GAAP	$ (1,028,070)	$ (412,434)	$ (1,807,213)	$ (584,781)
Other comprehensive income loss	0	0	0	0
Comprehensive loss per US GAAP	$ (1,028,070)	$ (412,434)	$ (1,807,213)	$ (584,781)

PEDIMENT EXPLORATION LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Six Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

7.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(l)   Statement of cash flows

	Three Months Ended March 31		Six Months Ended March 31	
	2007	**2006**	**2007**	**2006**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$ (417,229)	$ (274,767)	$ (760,308)	$ (566,637)
Adjustments to net loss involving use of cash				
Write-off of expenditures on mineral interests	(413,726)	(181,304)	(941,492)	(188,142)
Net cash used in operating activities of continuing operations in accordance with US GAAP	(830,955)	(456,071)	(1,701,800)	(754,779)
Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(417,301)	(181,304)	(948,110)	(190,442)
Reclassification of expenditures on mineral property interests	413,726	181,304	941,492	188,142
Net cash used in investing activities of continuing operations in accordance with US GAAP	(3,575)	0	(6,618)	(2,300)
Net cash provided by financing activities of continuing operations in accordance with US GAAP	2,859,888	3,276,552	2,949,023	4,936,712
Net increase in cash in accordance with Canadian and US GAAP	2,025,358	2,820,481	1,240,605	4,179,633
Cash and cash equivalents, beginning of period, in accordance with Canadian and US GAAP	3,859,353	1,771,262	4,644,106	412,110
Cash and cash equivalents, end of period, in accordance with Canadian and US GAAP	$ 5,884,711	$ 4,591,743	$ 5,884,711	$ 4,591,743

8.   **SUBSEQUENT EVENTS**

(a)   In April 2007, 389,834 warrants were exercised at an exercise price of $0.91 per share for total proceeds of $354,749.

(b)   In April 2007, 197,500 stock options were exercised at an exercise price of $0.55 per share for total proceeds of $108,625.

(c)   In April 2007, the Company granted 275,000 stock options to consultants and an officer of the Company, of which 100,000 are exercisable at $0.85 per share, 75,000 are exercisable at $0.77 per share, and 100,000 are exercisable at $0.78 per share. The options expire on April 4, 2009, February 1, 2008, and April 27, 2011 respectively.

(d)   On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per units for gross proceeds of $436,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008 subject to a hold period until September 3, 2007.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-FR and has duly caused this Registration Statement Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Pediment Exploration Ltd.; SEC File Number 000-52509</u>
Registrant

Dated: <u>July 25, 2007</u>   By <u>/s/ Gary Freeman</u>
                                    Gary Freeman, President/CEO/Director

Exhibit 12.1

I, <u>Gary Freeman</u>, Chief Executive Officer, certify that:

1. I have reviewed this Registration Statement Amendment on Form 20-FR/A of <u>Pediment Exploration Ltd.;</u>

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the Registration Statement that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>July 25, 2007</u>

<u>/s/ Gary Freeman</u>
Gary Freeman, President/CEO/Director

Exhibit 12.2

I, <u>John Seaman</u>, Chief Financial Officer, certify that:

1. I have reviewed this Registration Statement Amendment on Form 20-FR/A of <u>Pediment Exploration Ltd.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the Registration Statement that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>July 25, 2007</u>

<u>/s/ John Seaman</u>
John Seaman, Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement Amendment of Pediment Exploration Ltd., a company organized under the *British Columbia Corporations Act* (the "Company") on Form 20-FR/A as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Gary Freeman, Chief Executive Officer and Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Gary Freeman
Gary Freeman, President/CEO/Director

Date: July 25, 2007

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement Amendment of Pediment Exploration Ltd., company organized under the *British Columbia Corporations Act* (the "Company") on Form 20-FR/A as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John Seaman, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ John Seaman
John Seaman, Chief Financial Officer

Date: July 25, 2007

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pediment Exploration Ltd.

We consent to the incorporation in Form 20-F dated on or about July12, 2007 of Pediment Exploration Ltd. (An Exploration Stage Company) of our auditors' report dated January 23, 2007 on the balance sheets of Pediment Exploration Ltd. as at September 30, 2006 and 2005 and the related statements of operations and deficit and cash flows for each of the years ended September 30, 2006 and 2005.

We also consent to the reference to us as experts in matters of accounting and audit in this Form 20-F.

/s/ Smythe Ratcliffe LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vancouver, Canada
July 12, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pediment Exploration Ltd.

I consent to the incorporation in Form 20-F dated on or about July 12, 2007 of Pediment Exploration Ltd. of my auditor's report dated December 16, 2004 on the statements of operations and deficit and cash flows of Pediment Exploration Ltd. for the year ended September 30, 2004.

I also consent to the reference to me as expert in matters of accounting and audit in this Form 20-F.

"G. Ross McDonald" (signed)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Vancouver, Canada
July 12, 2007

MELVIN HERDRICK

C/O Compania Minera Pitalla S.A. de C.V.
Boulevard Progresso y Solidaridad 628, Local 12
Hermosillo, Senora
Mexico, C.P. 83117

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
TSX-V Exchange

"I, Melvin Herdrick, P.Geo. am the author of the property descriptions on the Pitalla Properties, Mexico", included in the 20-F document and I have reviewed and do hereby consent to the filing, with the regulatory authorities referred to above, of the property descriptions as set out in the Form 20F of Pediment Exploration Ltd. dated as of March 12/07 (the "Form 20F") and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 15 th Day of May.

Melvin A. Herdrick, P. Geo